BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

RECEIVED
2006 MAY 11 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 2, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

06013336

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: MAXIMUM VENTURES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since January 13, 2006:

A. Copy of Notice of Alteration dated March 24, 2006 filed with the Registrar of Companies.

B. Copies of Notices of Change of Directors dated March 15, 2006 and April 28, 2006 filed with the Registrar of Companies.

C. Copies of Notices of Articles dated March 24, 2006 and April 28, 2006 issued by the Registrar of Companies.

D. Copy of Annual Report as of February 21, 2006 filed with the Registrar of Companies.

E. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

PROCESSED
MAY 12 2006 E
THOMSON
FINANCIAL

F. Audited Financial Statements and accompanying Management Discussion and Analysis

dw 5/11

("MD&A")

- copy of audited financial statements for the year ended September 30, 2005 with relevant MD&A.

G. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

H. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended December 31, 2006 with relevant MD&A.

I. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

J. Copies of news releases issued during the relevant period.

K. Copy of Exempt Distribution Report (Form 45-106F1) filed with the British Columbia Securities Commission.

L. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

M. Copies of TSX Venture Exchange letters of approval.

N. Copy of technical report filed with the British Columbia and Alberta Securities Commission.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

82-3923



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**March 24, 2006 07:36 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on March 24, 2006 07:36 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
C0294425

Name of Company:
MAXIMUM VENTURES INC.

ALTERATION EFFECTIVE DATE:
The alteration is to take effect at the time that this application is filed with the Registrar.

AUTHORIZED SHARE STRUCTURE

1.	99,892,858	COMMON VOTING Shares	Without Par Value Without Special Rights or Restrictions attached

Date and Time: March 15, 2006 10:47 AM Pacific Time



Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **March 15, 2006 10:47 AM Pacific Time**

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

Date of Change of Directors

February 16, 2006

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

Delivery Address:
407 2173 WEST 6TH AVE
VANCOUVER BC V6K1V5

Director(s) as at February 16, 2006

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Delivery Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Delivery Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

82-3923

Date and Time: May 2, 2006 09:43 AM Pacific Time



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **April 28, 2006 02:33 PM Pacific Time**

Incorporation Number:
BC0294425

Name of Company:
MAXIMUM VENTURES INC.

Date of Change of Directors

April 7, 2006

New Director(s)

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
SUITE 305-1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305-1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

RECEIVED

Director(s) as at April 7, 2006

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Delivery Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Delivery Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
SUITE 305-1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
SUITE 305-1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

82-3923



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
March 24, 2006

This Notice of Articles was issued by the Registrar on: March 24, 2006 07:36 AM Pacific Time

Incorporation Number: **BC0294425**

Recognition Date: Incorporated on June 24, 1985

NOTICE OF ARTICLES

Name of Company:

MAXIMUM VENTURES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

st Name, First Name, Middle Name:
bROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Delivery Address:
2180 ARGYLE AVENUE
SUITE 901
WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

Delivery Address:
801-1003 BURNABY STREET
VANCOUVER BC V6E 4R7
CANADA

ˋE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,892,858	COMMON VOTING Shares	Without Par Value Without Special Rights or Restrictions attached

82-3923

Date and Time: May 2, 2006 09:43 AM Pacific Time



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: April 28, 2006 02:33 PM Pacific Time

Incorporation Number: **BC0294425**

Recognition Date: Incorporated on June 24, 1985

NOTICE OF ARTICLES

Name of Company:

MAXIMUM VENTURES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:	**Delivery Address:**
4403 RANGER AVENUE NORTH VANCOUVER BC V7R3L1	4403 RANGER AVENUE NORTH VANCOUVER BC V7R3L1

Last Name, First Name, Middle Name:
BURNETT, HUGH

Mailing Address:	**Delivery Address:**
2180 ARGYLE AVENUE SUITE 901 WEST VANCOUVER V7K1A4	2180 ARGYLE AVENUE SUITE 901 WEST VANCOUVER V7K1A4

Last Name, First Name, Middle Name:
Knight, Georgia V

Mailing Address:	**Delivery Address:**
801-1003 BURNABY STREET VANCOUVER BC V6E 4R7 CANADA	801-1003 BURNABY STREET VANCOUVER BC V6E 4R7 CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
SUITE 305-1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	SUITE 305-1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,892,858	COMMON VOTING Shares	Without Par Value Without Special Rights or Restrictions attached

82-3923



MAXIMUM VENTURES INC.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Maximum Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	577925 20 9
2	Meeting Type	:	Annual General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	April 7, 2006
5	Record Date for Notice	:	March 3, 2006
6	Record Date for Voting	:	March 3, 2006
7	Beneficial Ownership Determination Date	:	March 3, 2006
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

DATED AT VANCOUVER, BRITISH COLUMBIA, as of the 3rd day of February, 2006.

Sincerely,

MAXIMUM VENTURES INC.

PER: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

82-3923

RECEIVED
11 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MAXIMUM VENTURES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **MAXIMUM VENTURES INC.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on April 7, 2006 at the hour of eleven o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended September 30, 2005 and the report of the auditor thereon;

(b) To re-appoint Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To determine the number of Directors at three;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 3rd day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"

DOUGLAS B. BROOKS, President

82-3923



MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 669-5819

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MARCH 3, 2006 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 7, 2006.

This Information Circular is furnished in connection with the solicitation of proxies by management of Maximum Ventures Inc. (the "Company") for use at the Annual General Meeting of shareholders to be held on April 7, 2006 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. March 3, 2006 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 25,480,465 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	7,447,505	29.23%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four. Management is proposing to decrease the size of the Board to three directors. If this resolution is passed three directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Douglas B. Brooks BC, Canada President, CEO, CFO & Director	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Gold International Corp. since 1998; Also a Director of Boss Gold International Corp., Buck Lake Ventures Ltd., Pierre EnTerprises Ltd. and Whistler Gold Corp.	June 17, 1999 to date	1,154,545
Hugh Burnett BC, Canada Director	Retired Banker	April 5, 2000 to date	909,091
Georgia V. Knight BC, Canada Director	Executive Administrator with Vega Gold Ltd. from November 1998 to October 2001; Businesswoman and securities administrative consultant since 1994; Also a Director of International Alliance Resources Inc., Pierre EnTerprises Ltd. and Vega Gold Ltd.	June 29, 2005 to date	166,666

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Hugh Burnett and Georgia V. Knight are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Douglas B. Brooks who was a

director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders have not been rescinded as at the date of this Information Circular. Douglas B. Brooks was also a director of Pierre EnTerprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks has served as the President, Chief Executive Officer and Chief Financial Officer of the Company since April 5, 2000. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer" or "NEO") during the financial years ended September 30, 2005, 2004 and 2003, being the three most recently completed fiscal years of the Company. No other officer's annual compensation during such period exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President, CEO and CFO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 745,000 425,000	Nil Nil Nil	Nil Nil Nil	$25,000[1] $25,000[1] Nil

Note[1] Consulting fees paid or accrued to Douglas B. Brooks.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	Nil	N/A	745,000[1] Exercisable	Nil Exercisable

Note [1] Subsequent to the financial year ended September 30, 2005, these options, exercisable at $0.65 per share, expired without exercise.

On February 10, 2006 and effective March 3, 2006, subsequent to the financial year ended September 30, 2005, the Company granted incentive stock options to the Named Executive Officer to purchase 1,271,773 common shares exercisable until March 3, 2008 at an exercise price of $0.50 per share. The market price at the time of the grant was $0.305 per share. Any shares received on exercise of these options will be subject to a hold period and restricted from trading until July 3, 2006.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2005 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended September 30, 2005 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses

reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	30,000[1] Exercisable	Nil Exercisable

Note [1] Subsequent to the financial year ended September 30, 2005, these options, exercisable at $0.65 per share, expired without exercise.

On February 10, 2006 and effective March 3, 2006, subsequent to the financial year ended September 30, 2005, the Company granted incentive stock options to non-executive directors to purchase 981,773 common shares exercisable until March 3, 2008 at an exercise price of $0.50 per share. The market price at the time of the grant was $0.305 per share. Any shares received on exercise of these options will be subject to a hold period and restricted from trading until July 3, 2006.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,445,000	$0.65	1,098,546
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,445,000	$0.65	1,098,546

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2005 or the current financial year.

MANAGEMENT CONTRACTS

Since September 1, 2005, The Company is a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 501 – 905 West Pender Street, Vancouver, BC, a British Columbia non-reporting company wholly-owned by Raymond Roland of BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended September 30, 2005, $2,500 was paid or accrued to XyQuest pursuant to the terms of this agreement.

Until August 31, 2005, The Company was a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk") of 501 – 905 West Pender Street, Vancouver, BC, a British Columbia non-reporting company wholly-owned by Leeta Drinovz of BC, a former director of the Company, whereby Selkirk is engaged to perform management services at a fee of $2,500 per month. During the financial year ended September 30, 2005, $27,500 was paid or accrued to Selkirk pursuant to the terms of this agreement.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of three directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Hugh Burnett and Georgia V. Knight are independent. Douglas B. Brooks is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's

professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Hugh Burnett and Georgia V. Knight. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities

and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors

nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

 (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

 (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

 (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Douglas B. Brooks	Not independent*	Financially literate*
Hugh Burnett	Independent*	Financially literate*

Georgia V. Knight	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2005	$11,100	-	-	-
2004	$8,900	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Minni, Clark & Company, Certified General Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Minni, Clark & Company is the successor firm of J.A. Minni & Associates Inc. who were first appointed auditors of the Company on March 6, 2003.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since October 1, 2004

Other informed party transactions

During the fiscal year ended September 30, 2005, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Management fees totaling $27,500 and interest charges of $3,141 were paid or accrued to Selkirk Angler's Guide Service Ltd., a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a former director of the Company; and

2. Consulting fees totaling $25,000 were paid or accrued to Douglas Brooks, President, CEO and a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2006 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2006 Plan.

The 2006 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2006 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2006 Plan. The 2006 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2006 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2006 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2006 Plan. A summary of some of the additional provisions of the 2006 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the

issued and outstanding shares of the Company;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2006 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2006 Plan is in the Company's best interests and recommend that the shareholders approve the 2006 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2005. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, Canada, as of the 3rd day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

MAXIMUM VENTURES INC.

"Douglas B. Brooks"

DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

82-3423

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MAXIMUM VENTURES INC. (the "Company")

TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1I6 ON FRIDAY, APRIL 7, 2006 AT 11:00 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Douglas B. Brooks, a Director of the Company, or failing this person, Georgia V. Knight, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	To determine the number of Directors at three.			
3.	(a) To elect as Director, DOUGLAS B. BROOKS		N/A	
	(b) To elect as Director, HUGH BURNETT		N/A	
	(c) To elect as Director, GEORGIA V. KNIGHT		N/A	
4.	To approve the proposed stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE



INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

 (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

 OR

 (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

MAXIMUM VENTURES INC.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

82-3923

MAXIMUM VENTURES INC.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*. If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

MAXIMUM VENTURES INC.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 577925 20 9)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2006

Signature

Name – *Please Print*

Address

City/Prov/State Postal Code

Fax Number

E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

82-3923



MAXIMUM VENTURES INC.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

 (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

 (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: January 30, 2006

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-3723

MAXIMUM VENTURES INC.



FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

 (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

 (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: January 30, 2006

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-3923



MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

December 31, 2005

(Unaudited)

MAXIMUM VENTURES INC.

December 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.

INTERIM BALANCE SHEETS

	December 31, 2005 (Unaudited)	September 30, 2005 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 415	$ 2,130
GST receivable	7,467	4,997
Advances and prepaid expenses	110,618	110,618
Refundable deposit	1,000	1,000
	119,500	118,745
Equipment – Note 4	24,977	26,603
Mineral properties – Note 3	346,102	346,102
	$ 490,579	$ 491,450
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 6	$ 250,280	$ 206,259
Interest accrued	2,063	2,063
Loans payable	16,074	16,074
Due to related parties	25,825	25,825
	294,242	250,221
SHAREHOLDERS' EQUITY		
Share Capital - Note 5	5,393,611	5,393,611
Share subscriptions	-	-
Contributed surplus	600,650	600,650
Deficit	(5,797,924)	(5,753,032)
	196,337	241,229
	$ 490,579	$ 491,450

APPROVED BY DIRECTORS:

"Douglas B. Brooks" **Director** *"Georgia Knight"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended December 31, 2005 and 2004
(Unaudited)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004
EXPENSES		
Amortization	$ 1,626	$ 541
Bank charges and interest – Note 5	3,863	4,363
Management fees – Note 5	7,500	7,500
Office & miscellaneous	1,065	1,362
Professional fees	14,392	88,132
Property investigation	-	49,654
Rent	9,000	9,000
Shareholders communication	2,697	7,200
Transfer agent and filing fees	3,920	1,733
Travel and promotion	829	792
NET LOSS FOR THE PERIOD	44,892	170,277
DEFICIT, BEGINNING OF THE PERIOD	5,753,032	5,361,193
DEFICIT, END OF PERIOD	$ 5,797,924	$ 5,531,470
NET LOSS PER SHARE	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2005 and 2004
(Unaudited)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004
OPERATIONS		
Net loss for the period	$ (44,892)	$ (170,277)
Items not involving cash:		
Amortization	1,626	541
Changes in non-cash working capital items related to operations:		
Advances and prepaid expenses	-	(9,104)
GST receivable	(2,470)	(10,871)
Accounts payable and accrued liabilities	44,021	(104,393)
Due to related parties	-	(3,765)
Cash used in operating activities	(1,715)	(297,869)
INVESTING ACTIVITIES		
Equipment	-	(26,873)
Resource properties acquisition costs	-	-
Deferred exploration costs	-	(11,315)
Cash used in investing activities	-	(38,188)
FINANCING ACTIVITIES		
Common shares subscription	-	316,000
Loans payable	-	(41,600)
Cash provided by financing activities	-	274,400
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(1,715)	(61,657)
CASH, BEGINNING OF THE PERIOD	2,130	71,674
CASH, END OF PERIOD	$ 415	$ 10,017
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2005
(Unaudited)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2005, the Company had a working capital deficiency of $174,742 (2004 – working capital of $40,407) and an accumulated deficit of $5,797,924 since incorporation. The Company has experienced recurring losses and has not generated profitable operations since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2005, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three-months ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ended September 30, 2006.

NOTE 3 – MINERAL PROPERTIES

	Balance, September30, 2005	Incurred (Written-down) during the year	Balance, December 31 , 2005
Property costs			
Stump Lake Property	270,000	-	270,000
Mongolia Property	1	-	1
	270,001	-	270,001
Deferred exploration costs			
Stump Lake Property	76,100	-	76,100
Mongolia Property	1	-	1
	76,101	-	76,101
	$ 346,102	$ -	$ 346,102

NOTE 3 – MINERAL PROPERTIES (Continued)

Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005) *	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

* Extended to July 1, 2006

As at December 31, 2005 the total amount of $76,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005 **	50,000
On or before November 30, 2006	50,000
	$ 350,000

** Extended to April 1, 2006

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Mongolia Properties

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

NOTE 3 – MINERAL PROPERTIES (Continued)

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. See Note 7

Pursuant to a letter agreement dated April 27, 2005,all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2005
(Unaudited)

NOTE 4 – EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2005	Net Carrying Amount 2004
Computer	$ 4,909	$ 2,092	$ 2,817	$ 3,719
Office equipment	2,052	572	1,480	1,851
Automobile	25,000	4,320	20,680	24,712
	$ 31,961	$ 6,984	$ 24,977	$ 30,282

NOTE 5 - SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005 and December 31, 2005		25,435,465	$ 5,393,611

As of December 31, 2005, the company's transfer agent held 107,142 (2004 – 107,142) common shares in escrow.

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2005 and 2004 and changes during the years ending on those dates is presented below:

	December 31, 2005		December 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,445,000	$0.65	1,465,000	$0.65
Granted	-		-	-
Expired	(1,445,000)	($0.65)	-	-
Options outstanding and exercisable at end of period	-	-	1,465,000	$0.65

Share purchase warrants

Share purchase warrant transactions as at December 31, 2005, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	5,285,294	$ 0.28
Granted	-	$ -
Exercised	-	$ -
Expired	(3,231,372)	$ 0.25
Outstanding, end of period	2,053,922	$ 0.31

At December 31, 2005 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,803,922	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
2,053,922		

NOTE 6 – RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2005 and 2004, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended December 31,	
	2005	2004
Management fees	$ -	$ 7,500
Interest	-	3,923
	$ -	$ 11,423

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties. The Company is charged interest at 2% per month on the balance due to a company controlled by a director. As at August 31, 2005 the management agreement with Selkirk Angler's Guide Services Ltd. was cancelled.

At December 31, 2005, accounts payable includes $ 26,600 (2004: $4,642) due to a company controlled by director of the Company, and $25,000 due to a director of the Company.

The Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007, and thereafter interest is payable at a rate of 6% per annum.

NOTE 7 – CONTINGENT ASSET

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options, and no formal claim has been made.

NOTE 8 – SUBSEQUENT EVENTS

a) On February 10, 2006, the Company granted incentive stock options on 2,543,546 shares of the company's capital stock, exercisable for up to two years at a price of 50 cents per share, which price is not lower than the last closing price of the company's shares prior to the announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

b) On January 12, 2006, the Company agreed to a non-brokered private placement financing of up to $404,000, consisting of up to 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters.

On February 7, 2006, the above private placement was accepted for filing by the TSX Venture Exchange.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

DECEMBER 31, 2005

BACKGROUND

The following discussion and analysis, prepared as of February 24, 2006, should be read together with the interim financial statements for the three-months ended December 31, 2005 and 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period ended December 31, 2005 is prepared as of, and contains disclosure of material changes occurring up to and including, February 24, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum is a mineral exploration company. The Company is the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act*, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and is suspended from trading on the NEX Board of the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

In June 2005 the Company submitted applications for revocation of the CTOs and, as a dormant issuer pursuant to BC Policy 12-603 (the "Policy"), reactivation pursuant to the Policy for purposes of returning to trade on the NEX Board. The applications are under review by the BCSC and the ASC.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

Subsequent to December 31, 2005 the Company received notification that the Alberta and British Columbia Securities Commissions had advised the TSX Venture Exchange that the Cease Trade Orders issued against the Company have been revoked and effective January 12, 2006, trading was reinstated in the securities of the Company.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2005	Incurred (Written-down) during the period	**Balance, December 31, 2005**
Property costs:			
Stump Lake Property	270,000	-	**270,000**
Mongolia Properties	1	-	**1**
	270,001	-	**270,001**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	-	**76,100**
Mongolia Properties	1	-	**1**
	76,101	-	**76,101**
	$ 346,102	$ -	**$ 346,102**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005) *	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

* Extended to July 1, 2006

MINERAL PROPERTIES – ***CONT'D***

Stump Lake Property, Canada – Cont'd

As at December 31, 2005, the Company has incurred exploration expenditures of $76,100 as follows:

	2005
Assay	$ 3,120
Concession fees	1,514
Geological consulting	69,634
Travel	1,832
	$ 76,100

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005 **	50,000
On or before November 30, 2006	50,000
	$ 350,000

** Extended to April 1, 2006

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the three-months ended December 31, 2005, totalled $Nil. Expenditure during the comparable period ending December 31, 2004, was $11,315.

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies.

MINERAL PROPERTIES – *CONT'D*
Stump Lake Property, Canada – Cont'd

A total of 128 various samples were collected including grab, chip, float and discontinuous and continuous channel samples from outcrop, newly excavated trenches, old shafts, workings, dumps and old pits on the property during the exploration program. Values ranged from >0.005 – 4.29 ppm gold, <0.2 – 4,430 ppm silver, 0.0026 - 0.729 percent copper and 0.0034 – 0.271 percent zinc. Though chip/channel sampling on the property encountered encouraging values the highest values were obtained from grab samples.

The structural study confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone, striking north-north-east, is up to 8 meters wide and can be followed continuously for approximately 900 meters. Highlights from two of the trenches located at the main shear zone include 1 meter long continuous channels returning 1.545 ppm gold in Trench 7 and 0.801 ppm gold in Trench 8.

Two isolated mineralized showings occur along strike approximately 700 metres to the north and south of the main shear zone's known boundary limits. Notable 1 meter continuous chip samples taken from the two mineralized showing include 1.57 ppm gold from the pit at the northern showing and 4.29 ppm gold and 197 ppm silver from the southern showing. Though the newly identified zones do not appear to be continuations of the main shear zone due to their mapped strike direction, additional mapping is warranted to determine if the zones may be extensions of which were later faulted and displaced from the main shear zone.

A newly discovered shear zone trending northeast and about 200 meters long was identified and is located approximately 350 metres west of the main shear zone. Highlights from the newly discovered zone include a 1 meter continuous channel sample returning 0.467 ppm gold.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with disseminated sulfide/sulphosalt mineralization ranging in width from a few centimeters up to 1.4 meters. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generation and post-mineralization carbonate veins cut across the mineralized veins.

A total of 28 grab, chip and discontinuous channel samples were also collected from the veins exposed in trenches and/or old workings and from old dumps. Nine chip samples from 10 to 20 cm thick veins assayed on average 0.623 ppm gold, 15.6 ppm silver, 0.013 percent copper, 0.058 percent lead and 0.017 percent zinc.

Overall trenching highlights are as follows: average precious and base metal contents in 43 one meter long, more than 0.1 ppm gold containing, continuous channel samples taken from all trenches and some old shafts are 0.423 ppm gold, 7.41 ppm silver, 0.011 percent copper, 0.012 percent lead and 0.025 percent zinc. The weighted average content of gold in these continuous channel samples is 0.43 ppm and the average width of the mineralized zones tested by channel sampling is 1.7 meters. These results have been interpreted to indicate that the property contains good potential to host notable precious/base metals mineralization.

MINERAL PROPERTIES - *CONT'D*

Stump Lake Property, Canada – Cont'd

The mineralization at Stump Lake represents upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein deposit. The deposit has a potential to contain gold mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. The depth extent of the deposit, based on local topography and old mining and exploration works probably exceeds 100 meters.

The Company plans to conduct a further stage of exploration on the Stump Lake property which could immediately include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

MINERAL PROPERTIES – ***CONT'D***

Edren and Ulaan Properties, Mongolia

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

MINERAL PROPERTIES – *CONT'D*

Edren and Ulaan Properties, Mongolia – Cont'd

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the years ended September 30, 2005, 2004, 2003 and the unaudited information for three-months ended December 31, 2005 and 2004.

	Three-months ended December 31, 2005	**Three-months ended December 31, 2004**	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
	$	**$**	$	$	$
Revenue	-	-	-	-	-
Net loss	**(44,892)**	**(170,227)**	(391,839)	(1,798,284)	(185,012)
Basic and diluted loss per share	**(0.01)**	**(0.01)**	(0.02)	(0.09)	(0.02)
Total assets	**490,579**	**541,930**	491,450	545,965	744,104

RESULTS OF OPERATIONS

For the three-months ended December 31, 2005 the net loss was $44,892 or $0.01 per share compared to the net loss of $170,277 or $0.01 per share for the same period in 2004. The decrease in the net loss of $125,385 was primarily due to decreases of $49,654 in property investigation expenses, $73,740 in professional fees and $4,503 shareholders communication with a corresponding increase in transfer agent

RESULTS OF OPERATIONS – *CONT'D*

and filing fees of $2,187, and the balance of the decreases of $325 spread over the remainder of the expenses.

During the quarter and subsequent to December 31, 2005, the Company continued working with regulatory authorities on reactivation and returning to trade on the NEX Board. On January 12, 2006 the Company was reactivated and returned to trade on the NEX Board.

Year ended September 30, 2005

For the year ended September 30, 2005 the net loss was $391,839 or $0.02 per share compared to the net loss of $1,798,284 or $0.09 per share for the same period in 2004. The decrease in the net loss $1,406,445 was primarily due to decreases of $600,650 in stock-based compensation expenses, write down of mineral property and deferred exploration of $674,680, mineral properties investigation costs of $110,502, office and miscellaneous of $73,259, transfer agent and filing fees of $18,277, travel and promotion of $25,338, public and shareholder relations expenses of $10,360, bank charges and interest of $5,236 with corresponding increases in professional fees of $105,848, and the balance of the increases of $6,009 spread over the remainder of the expenses.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the years ended September 30, 2005, 2004 and 2003 and for the three-months ended December 31, 2005 and 2004.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

	Three-months ended December 31, 2005	**Three-months ended December 31, 2004**	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
	$	**$**	$	$	$
Depreciation	**1,626**	**541**	4,220	961	178
Increase (decrease) % *	**200.55**		339.12	439.89	100.00
Automobile	-	-	-	-	-
Increase (decrease) % *	-		-	-	-
Bank charges and interest	**3,863**	**4,363**	6,487	11,723	15,371
Increase (decrease) % *	**(11.46)**		-44.66	(6.69)	(6.69)
Consulting	-	-	30,250	25,000	14,700
Increase (decrease) % *	-		21.00	70.07	(55.18)
Management fees	**7,500**	**7,500**	27,500	30,000	30,000
Increase (decrease) % *	-		(0.08)	-	-
Office and misc.	**1,065**	**1,362**	15,286	88,545	5,700
Increase (decrease) % *	**(21.81)**		(82.73)	1,453.42	(27.14)
Professional fees	**14,392**	**88,132**	186,166	80,318	62,877
Increase (decrease) % *	**(88.67)**		131.79	27.74	(6.93)
Property investigation	-	**49,654**	55,498	166,000	-
Increase (decrease) % *	**(100.00)**		(66.57)	100.00	(100.00)
Rent	**9,000**	**9,000**	36,000	36,000	37,500
Increase (decrease) % *	-		-	(4.00)	19.05
Shareholder communication	**2,697**	**7,200**	10,789	21,149	-
Increase (decrease) % *	**(62.54)**		(48.98)	100.00	-
Stock-based compensation	-	-	-	600,650	-
Increase (decrease) % *	-		(100)	100	-
Transfer agent and filing fees	**3,920**	**1,733**	19,388	37,665	11,956
Increase (decrease) % *	**126.20**		(48.53)	215.03	19.57
Travel and promotion	**829**	**792**	255	25,593	6,730
Increase (decrease) %*	**4.67**		(99.00)	280.28	305.17

- Increase (decrease) expressed in % compared to the prior quarter and years..

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

	YEARS ENDED SEPTEMBER 30,							
	2006	**2005**				**2004**		
	Qrt 1	Qrt 1	Qrt 2	Qrt 3	Qrt 4	Qrt 2	Qrt 3	Qrt 4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net Loss	(44,892)	(170,277)	(65,397)	(56,902)	(99,263)	(71,602)	(46,399)	(1,638,045)
Basic/diluted Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.06)

During the fourth quarter of the fiscal 2004 the Company's net loss was primarily affected by $600,650 stock based compensation expense, $166,000 mineral property investigation costs and $674,680 write-down of the Company's properties in Mongolia.

The net loss for the first quarter of the fiscal 2006 was $44,892 compared to the net loss of $170,277 for the same period in fiscal 2005. The decrease in the net loss was primarily due to the $73,740 decrease in professional fees related to the dispute concerning the Company's title and ownership rights of the Mongolian properties and the $49,654 decrease in mineral properties investigation costs. The net loss for the second and third quarters of fiscal 2005 is comparable to the loss for the same quarters in fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had a working capital deficiency of $174,742 (December 31, 2004 – working capital of $ 40,407).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants exercisable at $0.25 per share were issued, expiring on or before February 22, 2007.

During the year ended September 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. Warrants on these units expired on December 31, 2005.

During the year ended September 30, 2004, the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share.

LIQUIDITY AND CAPITAL RESOURCES – ***CONT'D***

During the year ended September 30, 2005, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement, 250,000 warrants at $0.50 per share were issued, exercisable at $0.75 per share, expiring on or before February 22, 2007.

Subsequent to December 31, 2005, on January 12, 2006, the Company agreed to a non-brokered private placement financing of up to $404,000, consisting of up to 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters.

On February 7, 2006, the above private placement was accepted for filing by the TSX Venture Exchange.

At December 31, 2005, the Company held cash on hand of $415 (2004: $10,017) and liabilities totalled $294,242 (2004: $130,139).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611

SHARE CAPITAL – *CONT'D*

Issued and Fully Paid		Number of Shares	Dollar Value
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005 and December 31, 2005		25,435,465	$ 5,393,611

Shares Held in Escrow

As at December 31, 2005, 107,142 (December 31, 2004 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2005 and 2004 and changes during the years ending on those dates is presented below:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	1,465,000	$ 0.65	1,465,000	$ 0.65
Granted	-	-	-	-
Exercised	-	-	-	-
Expired/cancelled	(1,465,000)	0.65	-	-
Options outstanding and exercisable at December 31, 2005	-	$ -	1,465,000	$ 0.65

SHARE CAPITAL – *CONT'D*

Stock Options

Subsequent to December 31, 2005, on February 10, 2006, the Company granted incentive stock options on 2,543,546 shares of the company's capital stock, exercisable for up to two years at a price of 50 cents per share, which price is not lower than the last closing price of the company's shares prior to the announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Share Purchase Warrants

At December 31, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,803,922	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
2,053,922		

RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2005 and 2004, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended December 31,	
	2005	2004
Management fees	$ -	$ 7,500
Interest	-	3,923
	$ -	$ 11,423

These transactions were in the normal course of business and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties. Interest was charged on outstanding balance owed during the period. As at August 31, 2005 the management agreement with Selkirk Angler's Guide Services Ltd. was cancelled.

At December 31, 2005, accounts payable includes $ 26,600 (2004: $4,642) due to a company controlled by a director of the Company, and $25,000 to a director of the Company.

RELATED PARTY TRANSACTIONS – *CONT'D*

During the period under review, the Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007, and thereafter interest is payable at a rate of 6% per annum.

CHANGES IN ACCOUNTING PRINCIPLES

Stock Based Compensation

The Company has early adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the Company provides certain pro forma disclosures as required by the fair value method of accounting for stock options for its fiscal year ended September 30, 2003, and recognizes an expense for options granted on or after January 1, 2004.

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Mineral Properties – *CONT"D*

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2005, no provision has been made for asset retirement obligations.

OUTSTANDING SHARE DATA

As at February 24, 2006 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at February 24, 2006 totalled 25,435,465 shares. There were 2,053,922 warrants outstanding and 2,543,546 stock options outstanding.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

SUBSEQUENT EVENTS

On February 16, 2006, Leeta Drinovz resigned as a director of the Company.

82-3928

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **December 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

 (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: March 1, 2006

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-3923

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **December 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

 (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: March 1, 2006

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-5925



MAXIMUM VENTURES INC.

February 10, 2006

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

OPTIONS GRANTED

Maximum Ventures Inc. (the "Company") **MVI.H – TSX.V** announces that it has granted Incentive Stock Options on 2,543,546 shares of the Company's capital stock, exercisable for up to two years at a price of $0.50 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923



MAXIMUM VENTURES INC.

February 16, 2006

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") announces that Leeta Drinovz has resigned as a director. The Company wishes to thank Ms Drinovz for serving on the Board of Directors and wish her much success in her future endeavours.

BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923



March 2, 2006

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

MAXIMUM SUES FOR MONGOLIAN PROPERTIES

Vancouver, B.C. – March 2, 2006 – Maximum Ventures Inc., TSX.V:**MVI.H** ("Maximum") announces that it has commenced a legal action against Western Prospector Group Ltd. ("Western Prospector"), Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the "Mongolian Claims") were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

Maximum's statement of claim states that:

- in or about May 2002 Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf;
- pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims;
- from 2002 to July 2004, Maximum advanced in excess of $340,000.00 to Mr. de Graaf and his companies to fund their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia;
- during 2002 to 2004 Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in an on going reconnaissance, staking and acquisition program;
- the partnership agreed to make the Mongolian Claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian Claims;

- in or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises Inc. ("Brant"), a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:
 - Mr. de Graaf and Brant would relinquish any interest in the Mongolian Claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi,
 - Mr. Beruschi was the sole beneficial owner of all of the Mongolian Claims and such claims would be held in trust for him by Mr. de Graaf and Brant,
 - Mr. de Graaf would become the President of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia including the Ulaan and Edren Claims, and
 - Mr. de Graaf and Brant were to hold the Mongolian Claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi;
- subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian Claims to be vended to Western Prospector, and failed to carry out his commitments to act as President of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren Agreements;
- in or about March 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag Claims, inter alia, to Western Prospector;
- in or about October 2004, Mr. de Graaf wrongfully caused additional Mongolian Claims, within the Saddle Hills Uranium Basin in eastern Mongolia to be transferred to Western Prospector;
- pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular with respect to the Ulaan and Edren Claims, Mr. de Graaf arranged for and obtained samples to be taken from those Claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004, however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum; and
- in or about December 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the "Mardaigol property" and whereby Western Prospector acquired two additional contiguous mineral exploration licenses within the Gurvanbulag target area of the Saddle Hills Uranium Basin.

Maximum has entered into an agreement dated March 2, 2006 with Mr. Beruschi pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30% carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian Claims, a 2% Net Smelter Royalty on the products and that Three, Thirty-Three Nine Great Endeavours Inc., a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian Claims starting at $1.50/lb for uranium sales at less than $20/lb. and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a Director of Western Prospector in March 2004.

Maximum is claiming against the defendants for: an order and a declaration that the Mongolian Claims are held in trust for Maximum, an accounting of all interest in and profits derived from the Mongolian Claims, disgorgement of all interest in and profits from the Mongolian Claims in favour of Maximum, damages, equitable compensation, common law or equitable damages, interest and costs.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*

Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923





MAXIMUM VENTURES INC.

April 11, 2006 | Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288 | Trading Symbol: MVI.H
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. (the "Company") is pleased to announce that at its 2006 Annual General Meeting held on April 7, 2006, Douglas B. Brooks, Hugh Burnett, Georgia V. Knight and Raymond Roland were elected as Directors of the Company. Mr. Brooks is continuing as the Company's President.

The Company also announces that, further to its news release of January 12, 2006, it has completed its $404,000 non-brokered private placement comprised of 1,616,000 units at $0.25 per unit. Each unit consists of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.50 per share. The units are restricted from trading until August 12, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923



MAXIMUM VENTURES INC.

April 18, 2006

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

PRIVATE PLACEMENT

Maximum Ventures Inc. **MVI.H – TSX.V** is pleased to announce it has agreed to a non-brokered private placement financing of $300,000 comprised of 600,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of one year.

Mr. Anthony Beruschi is a placee and is involved in Maximum's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties as disclosed in Maximum's news release of March 2, 2006 and Western Prospector's news release of March 3, 2006.

Funds from the financing will be used for general working capital and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

RECEIVED
2006 MAY 11 P 12:13

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

 MAXIMUM VENTURES INC.
 Name of issuer
 501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
 Address
 (604) 669-5819
 Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

 The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

 ☐ Bio-tech
 Financial Services
 ☐ investment companies and funds
 ☐ mortgage investment companies
 ☐ Forestry
 ☐ Hi-tech
 ☐ Industrial

 Mining
 ☑ exploration/development
 ☐ production
 ☐ Oil and gas
 ☐ Real estate
 ☐ Utilities
 ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

 April 21, 2006

6. For each security distributed:

 (a) Describe the type of security,
 (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
 (c) State the exemption(s) relied on.

 1,216,000 units at a price of $0.25 per unit, each unit comprised of one common share and one one-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.50 on or before April 11, 2007.

Exemption Relied On	Number of Securities
Section 2.3 of NI 45-106	20,000 units
Section 2.5 of NI 45-106	1,196,000 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	6	$0.25	$304,000
Total number of Purchasers	6		
Total dollar value of distribution in all jurisdictions (Canadian $)			$304,000

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

 If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible

securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: April 21, 2006.

MAXIMUM VENTURES INC.
Name of issuer (please print)

Georgia V. Knight, Director – Tel.: (604) 669-5819
Print ~~name,~~ title and telephone number of person signing

[signature]
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
 (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
 (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
 (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
 (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

b. has authorized the indirect collection of the information by the Ontario Securities Commission.

82-3925



FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 12, 2006

Item 3. **Press Release**

Press Release dated January 12, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce it has agreed to a non-brokered private placement financing of up to $404,000 comprised of up to 1,616,000 units at $0.25 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has agreed to a non-brokered private placement financing of up to $404,000 comprised of up to 1,616,000 units at $0.25 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.50 per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the the Issuer was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of January, 2006.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

RECEIVED

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 10, 2006

Item 3. **News Release**

News Release dated February 10, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 2,543,546 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.50 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 2,543,546 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.50 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of February, 2006.

"*Douglas B. Brooks*"
Douglas B. Brooks, President

82-5923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

February 16, 2006

Item 3. News Release

News Release dated February 16, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that Leeta Drinovz has resigned as a director.

Item 5. Full Description of Material Change

The Issuer announces that Leeta Drinovz has resigned as a director. The Issuer wishes to thank Ms Drinovz for serving on the Board of Directors and wishes her much success in her future endeavours.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of February, 2006.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

RECEIVED
11 P 12: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3

**MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

Item 1. Reporting Issuer

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

March 02, 2006

Item 3. News Release

News Release dated March 02, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission, Market News Publishing and CCN Matthews.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it has commenced a legal action against Western Prospector Group Ltd. ("Western Prospector"), Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the "Mongolian Claims") were acquired for the Issuer either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for the Issuer, and for damages and equitable compensation from the defendants.

Item 5. Full Description of Material Change

The Issuer announces announces that it has commenced a legal action against Western Prospector Group Ltd. ("Western Prospector"), Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the "Mongolian Claims") were acquired for the Issuer either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in

trust for the Issuer, and for damages and equitable compensation from the defendants.

The Issuer's statement of claim states that:

- in or about May 2002 the Issuer negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby the Issuer was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf;
- pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and the Issuer would receive the first right to acquire all or part of such mineral exploration claims;
- from 2002 to July 2004, the Issuer advanced in excess of $340,000.00 to Mr. de Graaf and his companies to fund their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia;
- during 2002 to 2004 Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in an on going reconnaissance, staking and acquisition program;
- the partnership agreed to make the Mongolian Claims available to the Issuer and to help Issuer build itself into a successful Issuer by facilitating the Issuer's acquisition of certain of the Mongolian Claims;
- in or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises Inc. ("Brant"), a Issuer controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:
 - Mr. de Graaf and Brant would relinquish any interest in the Mongolian Claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi,
 - Mr. Beruschi was the sole beneficial owner of all of the Mongolian Claims and such claims would be held in trust for him by Mr. de Graaf and Brant,
 - Mr. de Graaf would become the President of the Issuer to assist the Issuer in raising funds and to be responsible for managing all aspects of the Issuer's reconnaissance exploration and acquisition programs for minerals in Mongolia including the Ulaan and Edren Claims, and

- Mr. de Graaf and Brant were to hold the Mongolian Claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi;

- subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian Claims to be vended to Western Prospector, and failed to carry out his commitments to act as President of the Issuer and assist the Issuer in raising funds and thereby Mr. de Graaf prevented or hindered the Issuer's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren Agreements;

- in or about March 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag Claims, inter alia, to Western Prospector;

- in or about October 2004, Mr. de Graaf wrongfully caused additional Mongolian Claims, within the Saddle Hills Uranium Basin in eastern Mongolia to be transferred to Western Prospector;

- pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular with respect to the Ulaan and Edren Claims, Mr. de Graaf arranged for and obtained samples to be taken from those Claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004, however, contrary to his obligations to Mr. Beruschi and/or the Issuer, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or the Issuer; and

- in or about December 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or the Issuer, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the "Mardaigol property" and whereby Western Prospector acquired two additional contiguous mineral exploration licenses within the Gurvanbulag target area of the Saddle Hills Uranium Basin.

The Issuer has entered into an agreement dated March 2, 2006 with Mr. Beruschi pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or the Issuer, with respect to the matters referred to in the Issuer's action. The agreement provides that Mr. Beruschi will have a 30% carried interest in the properties to mining feasibility study if the Issuer chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian Claims, a 2% Net Smelter Royalty on the products and that Three, Thirty-Three Nine Great Endeavours Inc., a private

Issuer solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian Claims starting at $1.50/lb for uranium sales at less than $20/lb. and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a Director of Western Prospector in March 2004.

The Issuer is claiming against the defendants for: an order and a declaration that the Mongolian Claims are held in trust for the Issuer, an accounting of all interest in and profits derived from the Mongolian Claims, disgorgement of all interest in and profits from the Mongolian Claims in favour of the Issuer, damages, equitable compensation, common law or equitable damages, interest and costs.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of March, 2006.

"Gwen Wegner"
Gwen Wegner, Secretary

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 11, 2006

Item 3. **News Release**

News Release dated April 11, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer pleased to announce that at its 2006 Annual General Meeting held on April 7, 2006, Douglas B. Brooks, Hugh Burnett, Georgia V. Knight and Raymond Roland were elected as Directors of the Issuer. Mr. Brooks is continuing as the Issuer's President.

The Issuer also announces that, further to its news release of January 12, 2006, it has completed its $404,000 non-brokered private placement comprised of 1,616,000 units at $0.25 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its 2006 Annual General Meeting held on April 7, 2006, Douglas B. Brooks, Hugh Burnett, Georgia V. Knight and Raymond Roland were elected as Directors of the Issuer. Mr. Brooks is continuing as the Issuer's President.

The Issuer also announces that, further to its news release of January 12, 2006, it has completed its $404,000 non-brokered private placement comprised of 1,616,000 units at $0.25 per unit. Each unit consists of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder

thereof to purchase one additional common share of the Issuer at a price of $0.50 per share. The units are restricted from trading until August 12, 2006.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of April, 2006.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-5923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 18, 2006

Item 3. **News Release**

News Release dated April 18, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer pleased to announce it has agreed to a non-brokered private placement financing of $300,000 comprised of 600,000 units at $0.50 per unit.

Item 5. **Full Description of Material Change**

The Issuer announces it has agreed to a non-brokered private placement financing of $300,000 comprised of 600,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of one year.

Mr. Anthony Beruschi is a placee and is involved in the Issuer's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties as disclosed in the Issuer's news release of March 2, 2006 and Western Prospector's news release of March 3, 2006.

Funds from the financing will be used for general working capital and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of April, 2006.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923



February 7, 2006

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Gwen Wegner

Dear Sirs\Mesdames:

Re: MAXIMUM VENTURES INC. ("MVI.H")
Private Placement-Non-Brokered – Submission No: 110740

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 12, 2006:

Number of Shares:	1,616,000 shares
Purchase Price:	$0.25 per share
Warrants:	1,616,000 share purchase warrants to purchase 1,616,000 shares
Warrant Exercise Price:	$0.50 for a one year period
Number of Placees:	7 placees

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6958 / FAX: (604) 844-7502 / EMAIL: jacinda.bejaoui@tsxventure.com.

Yours truly,

Bejaoui

Jacinda Bejaoui
Analyst, LIS / NEX, Listed Issuer Services

JB/nl
Cc: Maximum Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\161235?\1



March 3, 2006

Via FAX: 604-669-5886

Beruschi & Company
Barrister & Solicitor
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Anthony J. Beruschi

Dear Sir\Madame:

Re: Maximum Ventures Inc. (the "Company")
Stock Option Plan – Rolling 10% - Submission #111638

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on August 31, 2005. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

If the Company is listed on NEX, the Company is to provide our office with a Notice of Proposed Stock Option Grant or Amendment (NEX Form D) at the end of each calendar month in which stock options are granted and abide by the restrictions of our NEX Policy with respect to stock option grants. The Exchange will not issue an acceptance letter upon the receipt of this form. This form is reviewed in conjunction with each grant to ensure that the grant is in compliance with NEX Policies. The Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6958 / FAX: (604) 844-7502 / EMAIL: jacinda.bejaoui@tsxventure.com.

Yours truly,

Bejaoui

Jacinda Bejaoui
Analyst, LIS / NEX
Listed Issuer Services

JB/nl

Cc: Maximum Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\162575\1

82-3923

GEOLOGICAL REPORT

ON THE

STUMP LAKE PROPERTY

RECEIVED

NICOLA MINING DIVISION

BRITISH COLUMBIA

NTS 92I/8W
50° 21'N LATITUDE, 120° 20' W LONGITUDE

Prepared for

Maximum Ventures Inc.
501-905 West Pender Street
Vancouver, B.C.
V6C 2T7
Canada

by

Bohumil B. Molak, Ph.D., P.Geo.

Vancouver

Tel.: (604) 669-5819

November 16, 2004
(Amended on December 12, 2005)

Table of Contents

	page
1. Summary	4
2. Introduction and Terms of Reference	5
3. Disclaimer	6
4. Property Description and Location	6
5. Accessibility, Climate, Local Resources, Infrastructure and Physiography	8
6. History	8
7. Geological Setting	11
8. Deposit Types	12
9. Mineralization	12
10. Exploration	13
11. Drilling	30
12. Sampling Method and Approach	32
13. Sample Preparation, Analyses and Security	32
14. Data Verification	33
15. Mineral Processing and Metallurgical Testing	33
16. Mineral Resource and Mineral Reserve Estimates	34
17. Interpretation and Conclusions	34
18. Recommendations	36
19. 2004 Statement of Work	36
20. References	37
21. Statement of Qualifications	38

Figures

Fig. 1: Stump Lake Property Location Map with Inset	7
Fig. 2: Stump Lake Property Compilation Map	10
Fig. 3: Trenches 1 – 5	17
Fig. 4: Trenches 6 - 10	18
Fig. 5: Trenches 11 – 14	19
Fig. 6: Trenches 16 – 19	20
Fig. 7: Trenches 20 – 22	21
Fig. 8: Shafts and Pits	22
Fig. 9: Location of Trenches	23
Fig. 10: Photos of Trenches # 4 (a) and # 6 (b)	24
Fig. 11: Photos of Trenches # 10 (a) and # 9 (b)	25
Fig. 12: Photos of Trenches # 19 (a) and # 21 (b)	26
Fig. 13: Photos of Inclined Adit at Southern Showing (a) and of Shaft in "Secondary" Shear Zone (b)	27
Fig. 14: Central Zone and Peripheral Showings	28
Fig. 15: Histograms for chip, grab, discontinuous channel (a,b,c,d) and continuous channel samples (e,f,g,h)	29

Appendices

Appendix I: Trench, Pit & Shaft Logs

Appendix II: Grab, Chip and Discontinuous Channel Samples Descriptions

Appendix III: Assay Certificates for Grab, hip and Discontinuous Channel Samples (#s 01501 - 01516), Standards, Blanks and Duplicates

Appendix IV: Assay Certificates for Continuous Channel and Vein Samples from Trenches 1 – 22, Old Shafts and Pits (#s A082201 – A082312), Standards, Blanks and Duplicates

1. SUMMARY

The Stump Lake Property is situated in the Nicola Mining Division, (NTS 92I/8W) in south central British Columbia, approximately 38 kilometers south of Kamloops. The project is located at a medium altitude in a moderate climate and has a good access and infrastructure. The Stump Lake Property consists of three continuous mineral concessions comprising 34 claim units and 3 reverted crown grants covering an area of 850 hectares.

The owner of the Stump Lake claims Leo Loranger optioned the claims in May, 2002 to Braniff Gold Corp. of Vancouver. Braniff Gold Corp. subsequently optioned the property to Maximum Ventures Inc. of Vancouver. The option agreement between Braniff Gold Corp. and Maximum Ventures Inc. gives Maximum an option to acquire up to a 100% interest, subject to 3% NSR Royalty, by paying $350,000 in cash, issuing 200,000 common shares and completing $500,000 worth of work in stages. Braniff has a back-in right to a 25% interest.

The Stump Lake Property includes historical Mary Reynolds, Gold Cup and Robert Dunsmuir claims. Mary Reynolds claim produced a total of 136 tonnes of ore containing 207.3 kilograms silver, 1,723 kilograms lead, 139 kilograms zinc and 840 grams gold (Minfile 092ISE115).

During the past two decades, geochemical, geophysical surveys and drilling have been conducted to explore the deposit and its extensions. Although, the surveys have indicated several anomalous zones with intermittent mineralization traceable for more than 2,200 meters along strike and up to 40 meters wide, only three of the total of 24 diamond drill holes intersected notable mineralization.

Recently, Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies. A total of 112 grab, chip, and continuous channel samples were collected from trenches, old shafts and a pit and 16 grab, float, chip and discontinuous channel samples were collected from old workings and dumps during the program.

The structural study has confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone striking north-north-east is up to 8 wide and can be followed continuously for about 900 meters. Two apparently isolated showings occur along strike, one about 700 meters northeast and the other about 700 meters to the south. Several minor shear zones striking north to north north-west occur in the central, western and northern parts of the deposit, but their length along strike is less than 100 meters. A newly discovered shear zone trending northeast and about 200 meters long occurs about 350 meters to the west of the main zone. The shear zones dip under vertical or nearly vertical angles, but the mineralized quartz veins contained within the shear zones strike and dip under various angles.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with unevenly disseminated sulfide mineralization. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generations are less mineralized. The post-mineralization carbonate veins cut across the mineralized quartz veins.

The mineralization at Stump Lake represents the upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein mineralization. The system has the potential to contain precious and base metals mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. Based on local topography and old mining and exploration works, the depth extent of the explored part of the system probably exceeds 100 meters.

The property has a good potential to host additional precious/base metals mineralization. The writer recommends a further stage of exploration on the Stump Lake Property including geological mapping and study of mineral associations, host rock composition, origins and alterations processes and geophysical survey. The IP and resistivity surveys should be continued both northeast and southwest of the previously completed grid. As well, the survey should explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

2. INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared at the request of President and CEO of Maximum Ventures Inc. of Vancouver, who retained the writer on June 24, 2004 to review the existing geological data, carry out fieldwork and trenching program at the Stump Lake Property and to provide recommendations regarding further prospecting and exploration.

The writer is a consulting geologist based in Richmond and Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of British Columbia. He has several years of experience in mineral exploration and between June 25 and October 7, 2004 he conducted the fieldwork and trenching program at the Stump Lake Property.

The terms of reference for this assignment include preparation of a qualifying geological report in compliance with the Standards of Disclosure for Mineral Projects as set out in the Canadian Securities Administrators' (CSA) National Instrument 43-101 and its Companion Policy 43-101CP, and in accordance with the technical reporting guidelines and requirements stipulated in CSA Form 43-101F1.

For parts of this report the writer has relied on third party information, assessment reports generated from various exploration programs, B. C. Ministry of Sustainable Resource Management (MSRN) and B. C. Ministry of Energy and Mines publications and Internet applications. Subject to agreement with Maximum Ventures Inc. the writer consents to

the filing of this technical report with any stock exchange and/or other regulatory authority and any publication by them, including electronic publication in the public company files on their web sites accessible by the public in the form of technical report for reading only.

3. DISCLAIMER

The information reported by third parties is generally presented without comments, and is to the best of writer's knowledge and experience correct and suitable for inclusion in this report. The writer took steps to verify the previous assay results by re-sampling the old workings. The sources of all information not based on personal examination are quoted in the References chapter. The claims description provided herein has been excerpted from the electronic applications of the MSRM and relates to the status as of November 16, 2004. The 2004 statement of work has been made by the company.

4. PROPERTY DESCRIPTION AND LOCATION

The Stump Lake Property is located approximately 38 kilometers south of Kamloops, British Columbia within the Nicola Mining Division (Fig. 1). The property covers approximately 8.5 square kilometers (850 hectares) and comprises three reverted crown grants and three legacy mineral tenures. The writer has insured the claims are in good standing using the MTO system. The table below lists relevant claim information

The property is centered at 50°20'N latitude and 120°20'W longitude. UTM coordinates for the centre of the property are approximately 689400E and 5578750N (NAD83).

<table>
<tr><th>Tenure Number</th><th>Record/Lot Number</th><th>Claim Name</th><th>Mining Division</th><th>No Units</th><th>Due date</th><th>Recorded Holder</th></tr>
<tr><td>237124</td><td>1662</td><td>JL-1</td><td>Nicola</td><td>16</td><td>28-Dec-07</td><td>Leo Loranger</td></tr>
<tr><td>237125</td><td>1663</td><td>JL-2</td><td>Nicola</td><td>2</td><td>20-Dec-06</td><td>Leo Loranger</td></tr>
<tr><td>237127</td><td>1483</td><td>KL-1</td><td>Nicola</td><td>16</td><td>16-Mar-05[1]</td><td>Leo Loranger</td></tr>
<tr><td>1669/673</td><td>1669/673</td><td>Robert Dunsmuir</td><td>Nicola</td><td>1</td><td>07-Apr-08</td><td>Leo Loranger</td></tr>
<tr><td>674</td><td>1670/674</td><td>Mary Reynolds</td><td>Nicola</td><td rowspan="2">1</td><td rowspan="2">07-Apr-08</td><td rowspan="2">Leo Loranger</td></tr>
<tr><td>675</td><td>1670/675</td><td>Gold Cup</td><td>Nicola</td></tr>
</table>

[1] Date shown is derived from date of this report


N
Highway 5A
To Kamloops
STUMP LAKE
PROPERTY
0 40 80 120km
PRINCE GEORGE
QUESNEL
WILLIAMS LAKE
GOLDEN
REVELSTOKE
KAMLOOPS
SALMON ARM
VERNON
KELOWNA
POWELL RIVER
VANCOUVER
NANAIMO
VICTORIA
PENTICTON
TRAIL
KIMBERLEY
FERNIE
CRANBROOK
U S A
JL-1
KL-1
Robert Dunsmuir
Gold Cup
Mary Reynolds
JL -2
Highway 5A
Transmission Line
0 km
2 km
SCALE
Legend
Main Access Road
Old Logging Roads
Crown Granted Land
Staked Claims
MAXIMUM VENTURES INC.
Stump Lake Property
CLAIM MAP (with inset)
Stump Lake Area, British Columbia
Nicola Mining Division
Drawn by: R. Brickner
Updated by: B.B. Molak
November 2004
Scale: As Shown
Figure 1

The claims in good standing adjacent to the west and south to Stump Lake include Planet, Alezia and Deep (Minfile #s 399328- 399331), owner C.N. Delorme; Greenstone (#s396320-396325), owner A.W. Molnar and HK-1-3 and HAKA (#s 382363-382365, 360160) owner L Sookochoff.

During the exploration program the writer found several old workings, shafts and adits open, probably since the last workers abandoned the mine. The writer has notified the Company about his public safety concerns. The Inspector of Mines of the Mining & Minerals Division of the Ministry of Energy and Mines from Kamloops visited the property and subsequently advised the Company to cap the working openings with reinforced concrete. In the mean time Maximum Ventures Inc. permanently filled in the old openings.

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Stump Lake Property area is located in south-central British Columbia within the Nicola Valley. Topographic relief in the exploration work area is gently rolling hills aligned north-northeasterly, parallel to regional geological structures, with moderate relief ranging from 1,000 meters to 1,250 meters above sea level. The area is semi-arid and vegetation consists of moderately dense stands of pine and fir with little underbrush. Valley floors generally contain grassland used for grazing cattle.

Access to the property from Kamloops or Merritt is via highway 5A to the junction of the Peter Hope Lake access road. The property lies 1.5 km from the junction and is situated approximately 3 km south of Stump Lake. An old gravel road accesses the property from the south with numerous old gravel roads cross cutting the property within the south and northern portions of the property.

Outcrop exposure varies within the property. Areas containing steep slopes and cliffs contain abundant outcrop. More moderate relief contains limited outcrop, though overburden is generally thin, less than 0.5 meters.

The city of Kamloops is the closest industrial centre that provides all services required to conduct mineral exploration.

6. HISTORY

The area has a long history of exploration dating back to the late 1800's. The first historical records of exploration activity are recorded in the 1887 Annual Report of B.C. Ministry of Mines. Minfile mentions a production of 71,313 tonnes of silver, gold, copper, lead and zinc ore from the nearby Enterprise mine between 1926 and 1980 and production of 185 tonnes of silver, gold, copper and lead ore from Joshua mine between 1916 and 1920 (Minfile 092ISE028 and 092ISE109).

Production record from the Stump Lake claims report 136 tonnes of selected ore being mined between 1889 and 1967 and the recoveries of 207,302 grams of silver, 840 grams of gold, 1,723 kilograms of lead and 139 kilograms of zinc (Minfile 092ISE115).

In 1889 small scale production (2 tons) was obtained from three shafts exploiting a vein system on the Mary Reynolds claim. G.M. Dawson examined the property in 1894. From 1918-1919 underground development work discovered a new vein some 45 meters west of the original production vein.

Primary Ore Mining Company Ltd. conducted further underground development and surface diamond drilling from 1928 to 1934. During that time underground development resulted in substantial footage of shaft driving and drilling.

Pine Valley Explorers Ltd. completed geochemical, geophysical and drill programs on the property from 1972 to1978. The company constructed a small mill and conducted minor underground rehabilitation, but ran out of funds in 1980.

Mr. Leo Loranger acquired portions of the property in 1984 and carried out limited geochemical and VLF-EM surveys. In 1986, L. Loranger optioned the property subsequently to Rochester Minerals Inc., Noranda Exploration Company Ltd., Diplomat Resources Inc. and Anglo American Resources Inc. for three years following. Noranda carried out geological mapping, geochemical and geophysical surveys over large areas of the property (Shevchenko, 1988). Diplomat Resources and Anglo followed up on some of the Noranda work with diamond drilling programs and later on conducted IP and resistivity surveys across the southern half of the property and drilled several of the anomalies (Cruickshank, 1989). Pine Valley and Anglo American companies drilled altogether 24 drill holes with a total of 2,840 meters on the property.

In 1997, Braniff Gold Corp. conducted prospecting and completed soil geochemistry survey over the central par of the claims. The survey indicated two broadly defined multielement (copper, lead, zinc, silver, arsenic, antimony and gold) anomalies aligned roughly parallel to northeast trending fault structures. The larger anomaly outlines the area of old workings and extends two kilometers to the northeast, where it is open along strike. At the south end the anomaly is 200 to 700 meters wide and clearly defined, however the northern end is less well defined, relying mostly on anomalous gold and silver values (Church, 1998).

Braniff also contracted Geotronics Survey Ltd. to perform a reinterpretation of the previous geophysical data using inversion modeling technique in order to more accurately locate the causative sources that were believed to be missed by the drilling program (Mark, 1998). The results of this survey indicated four main resistivity lows and highs, designated as A, B, C and D. Three of theses coincided with the induced polarization highs, interpreted to reflect sulfidic mineralization. The anomaly A is at least 1,400 meters long, strikes northeast and dips northwest. Its centre coincides with the multielemental, geochemistry anomaly. There are no workings along this anomaly suggesting that it reflects an undiscovered mineralized zone buried below overburden.


LEGEND
Sheared, Altered, Locally Brecciated Andesite With Quartz Carbonate Veins ± Sulphide Mineralization
Foliated Andesitic Flow
Augite Porphyry Andesitic Flow
Geological Contact
X 1507 2004 Chip Sample with Number
Previous Drill Holes
Vein (Quartz, Calcite)
Shear
Old Trench
Crown Grant Boundary
Geochemical Anomaly
Shaft
Adit
IP Anomaly (definite, possible)
Resistivity Low
MAXIMUM VENTURES INC.
STUMP LAKE PROPERTY
Compilation Map
Geophysical Interpretation after Mark, 1998
Geochemical anomalies after Church, 1998
Sept. 2004
Scale: as shown
Fig. 2
Peter Hope Road
Peter Hope Creek
Pond
5579000 N
5578 000N
N
0 m
250 m

Anomaly B is sub parallel to A, is at least 1,350 meters long and dips northwest. There is no correlation with the soil geochemistry and no old workings indicating that the mineralization is at depth. Anomaly C reflects the main mineralized zone. It correlates strongly with the multielemental, soil geochemistry anomaly. If the North zone is added to this anomaly, the total strike length of this zone would be 1,900 meters. The anomaly D consists of northerly striking resistivity low and IP high. It is at least 550 meters long and strikes parallel to the main zone. It correlates with the geochemistry and there are some old workings along this zone (Mark, 1998). The geochemical and geophysical anomalies are shown in the composite map in Fig. 2.

The inversion modeling technique has revealed several promising targets and a trenching program was recommended to test the A, B, C and D anomalies. The writer (Mark, 1998) recommended to continue IP and resistivity surveys both, northeast and southwest using the line spacing of 100 meters and, depending on the results, to drill-test the anomalies.

7. GEOLOGICAL SETTING

The Stump Lake Property lies within the accreted Quesnellia Terrane of the Intermontane Belt of southern British Columbia. The terrane is bounded on the east by the Okanagan Shear Zone, where Eocene volcanics abut the Paleozoic clastic and carbonate sedimentary rocks of the Omineca Terrane. Late Triassic arc volcanic rocks and volcanogenic sedimentary facies of the Nicola Group occupy the central area of the Nicola Lake region and have been subdivided into three belts. The western belt is made up primarily of andesitic flows and breccias; the central belt is composed of basaltic flows and associated breccias deposited in a marine environment and the eastern belt is composed entirely of mafic, predominantly coarse grained volcaniclastic rocks alternating with wacke and siltstone (Church, 1998).

The sequence is intruded by Triassic and Jurassic calc-alkaline plutons of the Guichon Creek Batholith in the west. The major fault systems strike northwest and north to northeast; the former is in part related to Mesozoic contraction tectonics and the latter related to Tertiary extensional faulting. Eocene sedimentation was partly controlled by extensional faulting that predated the emplacement of andesite and basalt of the Kamloops Group.

The Stump Lake Property is underlain by northwest trending volcaniclastic units of the Upper Triassic Nicola Group. A succession of augite porphyritic andesite flows, brecciated flows and turbidite wacke correlates to eastern volcanic facies of the Nicola Group, as mapped by the B.C. Geological Survey (Moore and Pettipas, 1990). North-northeast trending and northwest trending shear zones cut through the andesite flows. The north-northeast trending shears are aligned parallel to Tertiary regional deformation structures, including Quilchena and Stump Lake Faults (Church 1998).

The property area is made-up of three main rock types: a) clay and quartz-carbonate, altered, brecciated andesite, tan to orange – tan, may be brecciated with fragments up to 3 cm across, fractures are coated with later stage quartz and carbonate; the quartz veins may be chalcedonic and the rock may be siliceous; b) foliated andesite flow - light to

medium green, equigranular and aphanitic rock with a weak foliation and c) augite porphyry andesite flow – medium, green to grayish green, massively bedded, equigranular rock with porphyritic texture, medium to coarse grained subhedral augite phenocrysts set in aphanitic matrix +/- plagioclase phenocrysts (Church, 1998). In addition, spherulite associating with the breccia in the mineralized zone and a dark mafic rock resembling basalt have been identified during recent program.

8. DEPOSIT TYPES

The mineralization at Stump Lake represents a shear-related, epithermal vein system. The mineralization developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times. The property may represent an upper part of a porphyry copper-gold system, similar to other deep-seated, epithermal precious metals deposits in British Columbia. Occurrence of spherulite indicates a shallow, lacustrine development that existed in a limited area within the volcani-sedimentary environment.

9. MINERALIZATION

The Stump Lake Property is host to epithermal type mineralization emplaced along northeast, north and north-north-west trending shear zones. The volcanic rocks within the shear zones are intensively mylonitized, altered and commonly brecciated. The superficial parts of the shear zones are heavily oxidized and most sulfides originally present have been changed into ochre to brown coloured iron oxides that give the sheared rocks a typical orange to tan colour. It was this colour that made these rocks easily discernible during the trenching program.

The shear zones contain veins and stringers composed of quartz and carbonate. Most veins are less than one meter in thickness and commonly contain pyrite, galena, sphalerite and lesser chalcopyrite. Precious metals mineralization is associated with sulfide mineralization. In the area of main workings the mining has focused on a mineralized quartz vein ranging in width from 0.3 to 1.2 and 250 meters along strike. At least two parallel quartz veins and many stringers occurred within this shear zone.

The writer has observed four quartz generations in the veins. The oldest generation commonly forms massive veins from a few centimeters up to 1.4 meters wide. The quartz is light grey to grey, very hard, fine grained and frequently contains sulfidic disseminations. The second generation is clear to smoky, medium crystalline and locally contains blebs and disseminations of sulfidic minerals. The third generation is white to yellow, coarse crystalline and sporadically mineralized with sulfides. It commonly forms stringer zones in association with calcite and locally form well developed crystals growing inside the vugs and perpendicularly to the strike of vein, or occurs as a matrix in tectonic breccia. The fourth generation is chalcedonic, spherulitic in texture and associates with calcite. This generation probably formed in a shallow, lacustrine environment.

Based on geochemical work and re-interpretation of historical workings, Noranda distinguished five surface mineralized zones on the property (Shevchenko, 1988). The

zone "A" comprises the area of the main old workings, including several shallow shafts, tunnels, trenches and pits. South of the main workings, the area is traversed by Peter Hope Creek and the main shear zone is covered by alluvial overburden. The zone "B" lies about 300 meters west-north-west of the main zone "A" and consists of discontinuous, north trending shears; Zone "C" is located about 750 meters east-southeast of the zone "D". It contains discontinuous, north-north-easterly trending, 1-2 meters wide shears with quartz and fine pyrite disseminations. The zone "D" represents the "North Showing", about 1.5 meter wide shear zone exposed in a partly sloughed pit that intercepted north-northeast and north-northwest trending shear structures. The zone "E" (Southern showing) is one meter wide shear zone trending northwest and dipping 75° northeast. Quartz-carbonate veins within the shears carry pyrite and minor galena, which gave precious metals values up to 4.6 ppm Au and 350.6 ppm Ag (Shevchenko, 1988).

Alteration on the property includes silicification and chloritization of the andesite host rock and superimposed carbonatization in the footwall and hanging-wall of the shear zones due to precipitation from post-mineralization, calcareous solutions.

10. EXPLORATION

In June and July, 2004 the writer conducted reconnaissance geological mapping, collected 16 rock chip, grab and discontinuous channel samples from old trenches and outcrops and selected sites for mechanical trenching. In October 2004, the mechanical trenching (approved by the Mining & Minerals Division, MEM of Kamloops) was conducted with a Kubota KX-41 excavator operated by Jared Brickner. A total of 22 trenches (200.3 meters) were dug (Figs. 10a,b to 12a,b) and the uncovered mineralized rocks and vein exposures were sampled in continuous channels using chisel and sledge hammer. The channels were cut along trench bottoms and sampled in one meter intervals. The location of trenches is shown in Fig. 9.

In addition, quartz veins with visible sulfide mineralization contained within these intervals were sampled separately. Continuous channels samples were also taken from some old pits and shafts (Figs. 8, 13a). In total 112 samples were collected comprising 98 continuous channel, 13 quartz vein and one basaltic float sample from trench # 20. The trenches and channel sampling schemes are shown in Figs. 3 to 8.

Most trenches were oriented perpendicularly to the trend of shear structures and for those oriented oblique to strike true thickness was estimated. The dip angles of shearing structures are mostly vertical, or sub-vertical, therefore, the sampling in the majority of cases intersected true thickness. However, trends and dips of mineralized veins, veinlets and stringers located within the shear zones vary considerably and if a sample was taken from such a vein or minor structure, its true thickness was estimated. The intervals that returned anomalous contents of gold and/or silver are marked red in the graphic logs (Figs. 3 – 8) and shown together with widths and average values. The significant assay results for gold, silver and/or base metals from chip, grab, discontinuous channel and continuous channel/vein samples are listed in the following tables (widths in meters, contents of gold and silver in parts per million (ppm), base metals in per cent):

Chip, grab and discontinuous channel samples

#	Width (meters)	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
A01503	0.2	0.345	59.9	0.0139	0.1065	0.1005
A01504	0.3	3.92	4430	0.729	>1	0.4170
A01507	0.1	0.486	9	0.0098	0.0116	0.0092
A01509	0.1	0.577	18.8	0.0150	0.0474	0.0477
A082227	0.2	0.518	78.3	0.0174	0.4880	0.0198
A082261	0.1	1.07	1.7	0.0120	0.0013	0.0103
A082262	0.1	2.55	6.2	0.0124	0.0018	0.0070
A082269	0.3	1.185	0.8	0.0096	0.0013	0.0040
A082283	0.2	0.751	45.9	0.0136	0.0215	0.0252
A082307	0.1	3.78	112	0.0174	0.6460	0.0347
A082308	0.1	4.29	197	0.0108	>1	0.2037

Continuous channel and vein samples: trenches, shafts & pits

#	Width meters	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
T1	3.0	0.403	5.4	0.0129	0.0094	0.0247
T2	3.0	0.228	2.83	0.0109	0.0010	0.0097
T3	3.0	0.3	8.53	0.0113	0.0058	0.0220
T4	2.0	0.434	9.65	0.0123	0.029	0.0162
T5	3.3	0.128	2.73	0.0126	0.0017	0.0054
T6	1.0	0.156	7.2	0.0104	0.0366	0.0165
T7	1.0	1.545	6	0.0065	0.0042	0.0380
T8	3.0	0.308	3.63	0.0150	0.0015	0.0158
T9	2.0	0.242	3.5	0.0111	0.0008	0.0054
T11	1.0	0.578	1.1	0.0078	0.0010	0.0081
T11	3.0	0.411	0.9	0.0109	0.0010	0.0075
T11	0.1	2.55	6.2	0.0124	0.0013	0.0070
T11	0.1	1.07	1.7	0.0120	0.0018	0.0103
T13	2.0	0.581	3.8	0.0117	0.0096	0.0806
T17	1.0	0.467	7.5	0.0101	0.0127	0.0252
T17	1.0	0.26	8.6	0.0068	0.0028	0.0101
T17	0.2	0.751	45.9	0.0136	0.0215	0.0252
T18	1.0	0.107	22.9	0.0212	0.115	0.0325
T19	0.8	0.834	26.8	0.0116	0.0078	0.0207
T20	1.0	0.683	4.4	0.0102	0.0024	0.0370
T22	1.0	0.406	1.8	0.0101	0.0007	0.0061
North pit	2.0	0.852	3.5	0.0071	0.0050	0.0280
2ary shear	0.6	1.285	17.7	0.0062	0.0185	0.164
1506	2.0	0.815	91	0.0303	0.417	0.271

The assay results for 43 one meter long[2], continuous channel samples returned the following weighted average values for average width of mineralized zones 1.7 meters.

[2]lengths in 3 samples slightly differ: # 82294 is 0.9 m, # 82231 is 1.3 m & # 82309 is 1.2 m; samples 82265–82267 represent 2 m true thickness; values< 0.005 ppm Au, <0.2 ppm Ag were replaced with 0.001 ppm Au and 0.1 pmm Ag.

Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	As (%)
0.423	7.41	0.011	0.0122	0.0253	0.0786

The average assay results[3] for 90 one meter long, continuous channel samples yielded 0.242 ppm gold and 4.006 ppm silver. The average grades in newly discovered shear zone are 0.29 ppm gold and 10.1 ppm silver, respectively.

Generally, the assays indicate the following elemental associations with very strong correlations: Cu – Sb – Hg (mercury containing tetrahedrite, schwatzite?); Cd – Zn (Cd-bearing sphalerite); associations with strong correlations: Ag – Pb; Pb – Zn; Au – As; Au – S; (Ag-bearing galena, Ag-sulphosalts, sphalerite, Au-bearing arsenopyrite, gold in sulfidic minerals?; and associations with medium correlation: Au – Ag (electrum?)

Gold probably forms inclusions in sulfidic minerals, as indicated by strong correlation between gold and sulphur. Sulphur also positively correlates with the base metals.

The average gold, silver and base metals values for the continuous channel samples may seem quite low, but the contents are consistent throughout the central and most peripheral shear zones. The richest samples represent veins ranging in widths mostly 0.1-0.2 meters.

The histograms for gold, silver, lead and zinc assay values are shown in Figs. 15 a - h. The figures a, b, c and d show chip, grab and discontinuous channel samples and figures e, f, g and h show values for continuous channel samples. The values for silver in histograms in Figs. 15 b was reduced from 4,430 ppm to 250 pmm and copper in Figs. 15 c was reduced from 0.792 percent to 0.1 percent to allow for better visualization of much lower values in the majority of samples.

Structural Data, Stump Lake

Strike	*Dip*	*Type of Structure*	*Width*
5	80 E	Fault	
340	80W-90	Shear zone with veinlets/stockwork (West shaft)	0.1
310	80W	Shear zone (West shaft)	0.2
320	80W	Shear zone (West shaft)	0.3
25	?	Quartz vein in shear zone	
20	75NW	Veinlets in shear zone	
15	90	Shearing foliation	
5	80E	Shears, quartz veins, limonitization	
300	50SW	Shear zone	
40	75SE	Quartz vein in shear zone	0.15
20?	90±15	Shear zone	
350?	?	Shear zone	~2.0
350	25W	Younger fault with calcite veinlets	0.1

[3] lengths in 3 samples slightly differ: # 82294 is 0.9 m, # 82231 is 1.3 m & # 82309 is 1.2 m long; values < 0.005 ppm Au and < 0.2 ppm Ag were replaced with 0.001 ppm and 0.1 ppm, respectively.

20	80WNW	Younger fault with calcite veinlets	0.1
30	80NW	Shear zone	
20	90±10	Younger calcite veinlets	
25	90±10	Stringer + sulf. (T2)	
0	90±10	Quartz vein in shear zone (T3)	0.05
20	40NW	Shearing deformation foliation (T3)	
35	70±10SE	Shearing foliation (T4)	
35	90±10	Shearing foliation (T4)	
20	90±10	Younger quartz veinlets (T5)	
30	85NW	Younger quartz veinlets (T5)	0.15
5	40W	Altered andesite intercalation in shear zone (T6)	
355	60E	Grey quartz with disseminated sulfides (T 9)	0.5
355	60E	Grey quartz with disseminated sulfides (T11)	1.4
20	55NW	Altered andesite, foliation (T11)	
330-355	90±10	Shears with quartz veinlets (Northern pit)	<0.1
50	90±10	Shear/phyllonite + quartz veinlets (T13)	
60-70	90±10	Shear/phyllonite + quartz veinlets (T13)	
0	70W	Shear + quartz veinlets (T14)	
30	50NW	Quartz 2nd generation (T16)	0.05
30	60NW	Shearing foliation (T16)	
90	70S	Shear/limonitized (T16)	0.01
10	65W	Grey quartz (T16)	0.1
40	60SE	White/yellow quartz vein (T16)	0.2
30	65NW	White/yellow quartz vein, brecciated (T16)	0.3
10	80E	White/yellow quartz vein (T17)	0.4
60	80SE	Shear - brittle fracture (T17)	
30	70NW	Sheared andesite (hangingwall) (T17)	
140	70SW	Grey quartz vein offshoot (T18)	
120	25NE	Grey + white quartz vein, brecciated (T18)	1.2
5	80W	Grey quartz vein (T19)	0.9
330	10SW	Stringer with malachite infiltrations(T19)	0.2-0.3
30	60NW	Fault (T19)	
110	75NE	Brittle shears (T21)	
130	75NE	Brittle shears (T21)	
145	30NE	Mineralized shear zone (Southern showing)	0.5-1.0


TRENCH # 1 (102°, 12.3m)
NW
SE
82208 82207 82206 82205 82204 82203 82202 82201
689417E
5578803N
3 m @ 0.403 Au, 5.4 Ag
TRENCH # 2 (108°, 12 m)
82216 82215 82214 82213 82212 82211 82210 82209
689387E
5578749N
3m @ 0.228 Au, 2.83 Ag
TRENCH # 3 (290°, 8m)
82223 82222 82221 82220 82219 82218 82217
689423E
5578812N
3m @ 0.3 Au, 8.53 Ag
TRENCH # 4 (310°, 10 m)
82226 82225 82227 82224
689370E
5578738N
2m @ 0.434Au, 9.65Ag
TRENCH # 5 (295°, 8m)
82231 82230 82232 82229 82228
689357E
5578725N
3.3m@0.128Au, 2.73Ag
0 1m
MAXIMUM VENTURES INC.
TRENCHES 1 - 5
Sample Sites
Drawn by: B.B.M. November 2004
Scale: as shown
Fig. 3


TRENCH # 6 (300°, 6m)
NW
82237
82236
82235
82234
82233
SE
1m @ 0.156Au, 7.2Ag
689355E
5578707N
40
TRENCH # 7 (290°, 3.5m)
NW
82240
82239
82238
SE
1m @ 1.545Au, 6Ag
689336E
5578696N
TRENCH # 8, (285°, 6 m)
NW
82243
82242
82241
SE
3m @ 0.308Au, 3.63Ag
689343E
5578637N
TRENCH # 9 (260°, 4.5 m)
W
82245
82244
E
60
60
689448E
5578946N
2m @ 0.242Au, 3.5Ag
TRENCH # 10 (285°, 12.5m)
NW
82246
SE
689455E
5578961N
0
1m
MAXIMUM VENTURES INC.
TRENCHES 6 - 10
Sample Sites
Drawn by B.B.M. November 2004
Scale: as shown
Fig 4


TRENCH # 11 (295°, 14.5m)
NW
SE
82263
82264
82262
82259
82261
82258
82260
82257
82256
82255
82254
82253
82252
82251
55
60
0.1m@ 2.55Au
0.1m@1.07Au
4m @ 0.330Au
589535E
5579005N
1m @ 0.578Au,1.1Ag
TRENCH # 13 (102°, 7.5m)
W
E
Old dump X 82268
82250
82249
82248
82247
65/90±10
50/90±10
689899E
5579465N
2m @ 0.581Au, 3.8Ag
TRENCH # 14 (55°, 9m)
SW
NE
82271
82270
70
689991E
5578745N
0
1m
MAXIMUM VENTURES INC.
TRENCHES 11 - 14
Sample Sites
Drawn by: B.B.M. November 2004
Scale: as shown
Fig. 5


TRENCH # 16 (55°, 9.5m)
SW
NE
82278
82277
82276
82275
82274
X←689005E
5578864N
Old trench?
82279
TRENCH # 17 (110°, 8m)
NW
SE
82282 82281
82283 82280
688993E→X
5578846N
1m@0.467Au, 7.5Ag
1m@0.26Au, 8.6Ag (0.2m@0.751Au, 45.9Ag)
TRENCH # 18 (120°, 11.0m)
NW
SE
82286
82285
82284
82287
689013E→X
5578873N
1m@ 0.107Au, 22.9Ag
TRENCH # 19 (60°, 7.5 m)
SW
NE
82293
82292
82291
82290
82289
82288
82294
82295
X←688994E
5578726N
0.8m@ 0.834Au, 26.8Ag
0
1m
MAXIMUM VENTURES INC.
TRENCHES 16 - 19
Sample Sites
Drawn by: B.B.M. November 2004
Scale: as shown
Fig. 6


TRENCH # 20 (295°, 4.5m)
NW
SE
82296 82297 82298 82299 82300
X← 689207E
5578551N
1m@ 0.683Au, 4.4Ag
TRENCH # 21 (55°, 4m)
SW
NE
82301
689171E X 75 75
5578206N
TRENCH # 22 (335°, 5m)
NW
SE
82304 82303 82302
70
689190E →X
5578221N
1m @ 0.406Au, 1.8Ag
0
1m
LEGEND
Quartz vein
Shear zone with veins/stringers
Andesite (sheared, altered)
Shearing, shear plane (with dip)
Brecciation
Limonitization
Spherulite
Sulfides disseminated
Sample interval with number
Anomalous interval
GPS reading
Dark (basaltic?) rock
Soil
MAXIMUM VENTURES INC.
TRENCHES 20 - 22
Sample Sites
Drawn by: B.B.M. November 2004
Scale: as shown
Fig. 7


MAXIMUM VENTURES INC.
SHAFTS & PIT
Sample Sites
Drawn by: B.M. November 2004
Scale: as shown
Fig. 8
Northern Pit
(width 4m, depth 2.5m)
82269
Grab 1.165 Au
2m @ 0.852 Au, 3.5 Ag
82265
82266
82267
689891E
5579475N
330/90±10
355/90±10
0
1m
Shaft @
689359E
5578686N
Southern wall
Bottom
82309
82310
0.6m@1.285Au, 17.7Ag
1.2m@0.622Au,24.5Ag
Western Shaft
1m @ 0.11 Au, 38 Ag
82272
82273
688998E
5578733N



Northern Pit
T13
N
T12
T11
5579000N
T10
T9
LEGEND
Dirt road
Mineralized shear zone
T2 New trench with number
Old trench
Shaft or pit
Adit
Outcrop
Core shack
Pond
T18
T16
T17
T3
T1
T15
T14
T19
Western shaft
T5
T2
T6
T4
T7
T8
T20
5578500N
0 50 100 150 200 250
MAXIMUM VENTURES INC.
LOCATION OF TRENCHES
Stump Lake Property
Drawn by: B.M. November '04
Scale: as shown Fig. 9
689000E
689500E
NAD 83
T22
T21



Figs.10a,b



TRENCH # 9

Figs. 11 a,b



TRENCH # 10



Figs. 12 a,b



Southern Showing , Inclined Adit Mineralized Shear Zone Figs.13, a b Shaft in "Secondary" Shear Zone


689000
689500
690000
690500
Northern showing
5579500
Eastern showing
5579000
N
Western shaft
Central zone
"Secondary" shear zone
5578500
LEGEND
Shear zone
New trench
Old trench
Shaft or pit
Adit
Strike and dip
5578000
Southern showing
0 100 200 300
5577500
MAXIMUM VENTURES INC.
STUMP LAKE
CENTRAL ZONE AND PERIPHERAL SHOWINGS
Drawn by: B.B.M.
November 2004
Scale: as shown
Fig. 14
NAD 83



Figs. 15.Histograms for chip, grab, discontinuous channel (a,b,c,d) and continuous channel samples (e,f,g,h)

The structural study confirmed the presence of several shear systems. The main system strikes generally north-northeast and dips vertically, with small variations to the east, or west. The "secondary" system strikes northwest and dips vertically or nearly vertical. The main system contains quartz veins that are emplaced along oblique shears striking north ± 20° and dipping mostly vertically to nearly vertically, however, sporadic mineralized quartz veins dipping 40 – 60° west (T 16, 19) and 40° east (T9, 11) also occur. The sub-horizontal, mineralized quartz veins were observed in trenches #s 11, 18 and 19 and in the inclined adit at the Southern showing. A review of structural data is shown in table above (strike and dip in °, widths in meters).

The structural setting is conducive to shearing deformation with dextral sense of movement. The deformation involved extensional period with the precipitation of quartz, carbonate and sulfide mineralization in veins and stringers 0.1 to 1.4 meters wide and oriented at acute angles ranging from northwest to north-northeast. The veinlets in stringers vary in thickness in the order of millimeters to centimeters.

The area with the best precious/base metals mineralization potential is the central shear zone and its southern extension (Figs. 2, 9, 14). The central zone becomes wider toward south and may contain cross-cutting, anastomosing and/or sub-horizontal shears with numerous mineralized quartz veins and stringers. South of the old workings, the area is traversed in westerly direction by Peter Hope Creek and the shear zone is probably covered by alluvial overburden.

Some of the peripheral shear zones (Fig. 14) may also deserve attention and the broader area of the property may contain to date undiscovered shear zones. One such zone was discovered near the Western showing during the recent exploration program. The trenches T 16, 17 and 18 (Fig. 6) dug into detected sub-crop intersected an up to 3 meter wide mineralized zone that returned anomalous values for gold, silver and lead. The zone is about 200 meters long, but it apparently extends farther northeast and southwest, because small showings were found in both directions. The zone is shown on the left in Fig. 9.

11. DRILLING

The drilling program of Pine Valley Explorers consisted of a series of eleven short holes drilled from seven platforms to explore 320 meters stretch of the zone "A". Anglo-American drilled thirteen holes on targets in zones "A to D", including some of the IP conductors. Both drilling programs were based on data available from the old workings, geological mapping, geochemistry and raw geophysical data. The drilling results were not particularly encouraging. Only three drill holes were drilled on two targets delineated at that time. The three drill holes failed to intersect the causative sources because they were too short, or the location of the causative sources was difficult to determine from the previous raw data. The best intersection in the western zone returned 1.5 grams per tonne gold and 290 grams per tonne silver across 0.78 meters. The best interval in the northeastern zone returned 0.245 grams per tonne gold and 1.2 grams per tonne silver across 0.6 meters. The best interval in the northern zone included 2.19 grams per tonne

gold and 4.6 grams per tonne silver across 0.9 meters (Assessment report 18714). Following the drilling program, the geophysical re-interpretation has been conducted (Mark 1998).

Geophysical surveys

In 1984 a small scale VLF-EM survey was completed by the recorded holder of the property. In 1987 Noranda Exploration conducted magnetometer and VLF-EM survey, which defined two anomalous target areas. Anglo American drilled 13 diamond drill holes, some of which followed the IP and resistivity surveys (Cruickshank, 1989). Only 3 drill holes were drilled on two targets at that time. None encountered the causative source, which was interpreted to be either due to holes being too short, or the location of the causative source was difficult to determine from the previous data (1998, Mark).

In 1998 the raw geophysical data was re-interpreted using new softwares developed by Geosoft and Geotronics (Mark, 1998). The re-interpretation resulted in contoured pseudo-sections of both, resistivity and IP. An inversion process designed by the UBC Geophysical Inversion Facility was subsequently carried out and the results were then plotted in section form and contoured. A compilation map was then drawn showing the IP highs, the resistivity footwalls (resistivity contacts between lows and underlying highs), the geology and the soil geochemistry anomalies.

Based on the inversion of the IP and resistivity data four main geophysical anomalies within the original survey area were outlined and defined as areas of 'strong exploration interest'. Labeled A to D, these anomalies were interpreted to reflect epithermal and/or mesothermal vein systems that are mineralized with gold, silver, copper, lead, zinc and arsenic (Mark, 1998).

Each anomaly consists of a resistivity low, which was interpreted to reflect epithermal alteration overlying a resistivity high, which was interpreted to reflect underlying, unaltered footwall. An epithermal-mineralized quartz vein was assumed to occur close to the footwall. Three of the anomalies, A, C and D, also consist of an IP high within the footwall, which was interpreted to reflect sulphides of iron, lead, arsenic and copper.

The results of re-interpretation suggest that anomalous areas B and D were targeted by three drill holes by Anglo American. Two of them, holes AA-DDH 89-12 & 13, were located within the area of anomaly B, containing no IP anomaly, and one drill hole, AA-DDH 89-10, was located within anomalous area D. Compilation maps showing the drill hole AA-DDH 89-10 indicate that the hole was drilled in a westerly direction, towards the IP conductor. However, ground inspection of the drill hole site indicates this hole was in fact drilled eastwards, away from the IP conductor and resistivity low (on the left in Fig. 2).

12. SAMPLING METHOD AND APPROACH

The writer aided by field assistants Dwayne Kress and Michael Kleso collected 16 rock samples representing simple grab samples from old dumps, chip samples from the outcropping shear zones, discontinuous channel samples across true widths of the shear zones with mineralized veins and 112 continuous channel samples and chip samples from the newly dug trenches and some old shafts and pits. The sample sites are shown in Figs. 2, 9 and 14.

Within this report samples have been described as grab, chip, discontinuous and continuous channel samples. Grab samples are samples taken from an area with no distinguishable area or size noted. Such samples tend to be selective, based on lithology.

Chip samples are samples taken using a chisel and hammer over a noted length along or across a structure or lithological unit. Chip samples are not evenly represented along the sample length, therefore a biased weight is created. Chip samples tended to be of various lengths and were more selective.

Channel samples are those collected using a hammer and chisel, though the sample is taken evenly along the channel length. Continuous channel samples are those taken continuously, over a known length where the sample is evenly distributed. During this program, channel samples were confined to a length of 1 meter and commonly such samples are grouped if two or more channels lie adjacent to one another along their strike. In other situations, channel samples are termed discontinuous due to poor sampling ability, terrain, overburden which may prevent sampling of a long, continuous and evenly weighted sample. In such cases, the writer has grouped such samples together as discontinuous.

All samples were placed in standard polypropylene bags, provided with tags with sample numbers and closed with flagging tape. The samples were kept in a safe place until the dispatch to the laboratory. The sample descriptions are in Appendices I and II. The trench and sample locations were determined using GPS in NAD 83 projection.

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

The rock samples were not modified after collection. The writer personally transported samples from the property to Vancouver and dispatched them securely to ALS Chemex Laboratory (ACL) for analysis. ACL quality system complies with ISO 9001:2000 and ISO 17025:1999 and is certified in North America, Peru, Chile and Argentina and registered with NATA of Brisbane, Australia. ACL adopted a comprehensive quality control program to monitor sample preparation and analysis. Sample preparation includes the use of barren materials to clean sample preparation equipment between sample batches and monitors particle size. The analytical accuracy is monitored using reagent blanks, reference materials and replicate samples. ACL participates in the monthly inter-laboratory test program. ACL has developed a Laboratory Information Management

System (LIMS) that provides each admitted sample with bar code and full record for every stage of sample preparation and analytical process.

After logging into ACL's LIMS the rock samples were prepared by fine crushing to better than 70 per cent – 20 mm, split off up to 250 grams and pulverized split to better than 85 per cent passing 75 micron. The homogenized, pulverized samples were assayed using the following procedures: ME-ICP41 – 34 elements *aqua regia* ICP-AES; GEO-AR01 *aqua regia* digestion. Gold and silver over limit were assayed using Au-AA23, Au 30g FA-AA finish and Ag-GRA21, Ag 30g FA-GRAV finish. The assay results are presented in Appendices III and IV).

14. DATA VERIFICATION

The ALS Chemex Laboratory's quality control includes repeat sample assays as well as standard reference and blank materials for 34 elements suite including gold to monitor the accuracy of assays. The 112 grab, chip, and continuous channel sample group included 7 sample duplicates, 4 for gold (A082209, A082247, A082267 and A08299) and 3 for other elements, including copper, lead and zinc (A082229, A082265 and A082295). The 16 grab, float, chip and discontinuous channel sample group included three sample duplicates, one for gold (01505), one for silver above limit (01504) and one for other elements, including silver, copper, lead and zinc (01511). The sample duplicates included low and high content samples.

The writer has reviewed the check up assays made on standards and blanks and found that all results for gold, silver, copper, lead and zinc fall within the target ranges. The average values for gold, silver, copper, lead and zinc in standards and blanks are close to the average for lower and upper bound values. The maximum differences found were 4.6 % for gold, 1.7 % for silver, 6.1 % for copper, 4.9 % for lead and 5.8 % for zinc.

The differences between original and duplicate assays in most cases represent less than 5 % of the original assay value. Only lead in sample duplicate 01511 assayed 22 % less than the original sample. Nevertheless, all duplicate assays fall within the lower and upper bound target ranges. The duplicates for standards and blanks were also included in the check up procedure. Each group had two standards and two blanks for each element. The check up assays for sample duplicates, standards and blanks are attached to assay certificates in Appendices III and IV.

The overall assay accuracy, reliability and reproducibility for the samples from the Stump Lake property assayed in the recent exploration program has been found to be satisfactory.

15. MINERAL PROCESSING AND METALLURGICAL TESTING

Production records from the Mary Reynolds claim report 136 tonnes of ore being shipped to the smelter and 207.3 kilograms silver, 1,723 kilograms lead, 139 kilograms zinc and

840 grams gold being produced (Minfile 092ISE115). However, information about the processing methods and metallurgical testing was not available to the writer.

16. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The results of the recent field work, sampling and assaying program cannot be used to calculate, or estimate mineral resources or reserves for the Stump Lake Property.

17. INTERPRETATION AND CONCLUSIONS

The recent exploration program brought about interesting results regarding structural pattern and qualitative parameters of the base/precious metals mineralization at the Stump Lake Property. The trenches intersected central and peripheral shear zones in places covered by shallow overburden. The central shear zone has been intersected in seven trenches and its contiguity has been confirmed. The zone is about 900 meters long, trends north-northeast and dips vertically, or steeply west or east. The width of the central shear zone determined from trenches varies from 2 to 8 meters.

Several smaller shear zones were intersected in trenches in the central, western and northern parts of the property and one new shear zone has been discovered about 100 meters north of the Western shaft (Figs. 9 and 14). The central zone contains a "secondary" shear zone that is about 100 meters long and 3 meters wide. Two shear zones trending north containing quartz veins striking north and dipping 60° east, occur in the northern part of the central zone. In the western part of the JL-1 claim group there are three, north, north-west and/or north-northeast striking shear systems. The former two are 50 to 100 meters long and up to 6 meters wide and the latter is 200 meters long and up to 3 meters wide. The dip in all zones is nearly vertical. The mineralized quartz veins located within the zones are as much as 80 cm thick and dip 60° to 80° to the west.

The northern showing represents a north – northwest trending, vertically, or very steeply west or east dipping shear zone. This showing is semi-concordant with a possible 500 meters long, north-northeast trending VLF-EM conductor axis (Mark, 1998) and lies within a geochemical anomaly delineated by Noranda.

The southern showing represents a sub-horizontal, at least 0.5 meter wide shear zone mineralized with sulfides that are disseminated in gray and clear quartz and. The zone trends strikes southeast and dips 30 ° NE.

The shear zones are composed of altered and sheared andesite containing grey, or white/yellow quartz veins, veinlets or stringers, breccia and/or spherulite that are to various degrees mineralized with disseminated sulfides. The rocks are in places heavily limonitized due to oxidation of original sulfide minerals and possibly Fe carbonates. The limonite locally forms gossanous ochre accumulations, which may be locally highly enriched in base/precious metals, as documented by sample 01504. The intense shearing locally changes the rock to myllonite and/or phyllonite.

The contents of gold, silver, copper and lead in collected samples are shown in diagrams in Figs. 15a,b,c,d,e,f,g and h. The Figs 15 a,b,c,d show chip/grab and discontinuous channel samples values, and Figs 15 e,f,g,h show values for continuous channel samples. The contents of gold and silver in chip, grab and discontinuous channel samples are higher than those in continuous channel samples because the former were collected selectively.

The gold contents in continuous channel samples exceed 0.5 ppm in 12 per cent and 1 ppm in 4 per cent of samples. The gold contents in chip, grab and discontinuous channel samples exceed 0.5 ppm in 21 per cent and 1 ppm in 14 per cent of the samples. The silver exceeded 20 ppm in 4 per cent of continuous channel samples and in 28 per cent of chip, grab and discontinuous channel samples.

For comparison, the 136 tonnes of ore that were shipped from Mary Reynolds claim to the smelter contained on average 6.18 ppm gold, 1.52 ppm silver, 1.27 per cent lead and 0.102 per cent zinc.

The failure of the previous drilling programs to achieve better results could have been in part caused by the irregularity and inconsistency of the mineralization within the shear zones. This is also indicated by the amount of material that had to be removed from old workings in order to produce 136 tonnes of ore. The three holes that were drilled in 1989 failed to intersect the causative sources because they were too short, or the location of the causative sources was difficult to determine from the previous raw data. The inversion modeling of the IP and resistivity (Mark, 1998) has offered a much better resolution of the causative sources, and helped determine further exploration targets.

The contents of precious and base metals in the continuous channel samples are indicative of low-grade mineralization with sporadic, local enrichments in the veins, stringer zones or vein intersections, or as secondary enrichments within the oxidation zone. The anomalies detected by geochemical and geophysical surveys (Church, 1998; Mark, 1998) indicate to date undiscovered mineralized zones that may be buried below thick overburden in the extensions of the known zones.

In conclusion, the results of the recent exploration program are quite encouraging and offer an incentive for additional exploration at the Stump Lake Property. The areas with the best potential for significant precious/base metals mineralization appear to be the central shear zone and its northeast and south extensions. As well, some of the peripheral shear zones deserve investigation in more detail. The property area as a whole may contain to date undiscovered shear zones, therefore detailed mapping, prospecting and geophysical surveys should be conducted to locate them. More structural, mineralogical, petrological and metallogenetic knowledge is needed to better understand the geology of the deposit and to adjust future exploration strategies accordingly.

18. RECOMMENDATIONS

Further exploration program on the Stump Lake Property should be carried out using geological mapping and geophysical surveys. Geological mapping should include structural study to better understand deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops. The mineralogical and petrologic studies should be conducted to advance the knowledge of mineral associations, host rock composition, origins and alterations processes. New knowledge should help refine the metallogenetic model of the system, which in turn would help select better exploration strategies.

Geophysical surveys using IP and resistivity methods should be continued both northeast and southwest of the completed grid using the line spacing of 100 meters. As well, the surveys should explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Stump Lake Property has sufficient merit for further exploration of its precious/base metals potential. At this stage we recommend geological mapping and prospecting for mineralized outcrops, lithogeochemical sampling, structural, mineralogical and petrologic studies and geophysical survey in northeastern and southwestern extensions of the completed grid. Depending on the results, a drilling program would be designed to test the anomalous zones.

The budget estimate (15 man-days):

Senior geologist	$ 4,500.00
Assistant	$ 3,000.00
Assays	$ 3,000.00
Geophysical survey	$ 8,000.00
Geological report	$ 4,000.00
Miscellaneous	$ 2.500.00
Total	**$25,000.00**

19. 2004 STATEMENT OF WORK

Mapping and Trenching Program

Management /Supervision (13.5 days @ 350/day)	$ 4,725.00
Mapping	
Geologist (12 days @ $ 400)	$ 4,800.00
Assistant (11 days @ $ 175)	$ 1,925.00
Trenching	
Backhoe Trenching (75 hours @ $ 75)	$ 9,375.00
Mobilization	$ 2,000.00
Assays	$ 2,974.00

Accommodation	$ 1,133.00
Food	$ 1,716.00
Truck Rental (10 days @ $ 60/day + mileage)	$ 3,241.00
Gas	$ 1,473.00
Miscellaneous	$ 2,639.00
Digitizing (6 days @ 350/day)	$ 2,100.00
Report and Compilation	$ 4,280.00
Reclamation	
Contract	$ 2,400.00
Total	**$44,781.00**

20. REFERENCES

Annual Reports of the British Columbia Ministry of Mines: 1919, 1929, 1930.

Brickner R. 2003: Report of Exploration on Stump Lake Property, Nicola Mining Division, British Columbia, 1- 13.

Church, C. 1998: Geological Report on the Stump Lake Property, Nicola Mining Division, British Columbia, Assessment Report # 26334.

Cruickshank, P. 1989: Geophysical report on Induced Polarization and Resistivity Surveys over a Portion of the Mary Reynolds Property, Stump Lake Area, Nicola Mining Division, B.C. Anglo American Resources Inc., Geotronics Surveys Ltd.

Mark D. 1998: Geophysical Report on Inversion Modeling of Induced Polarization and Resistivity Surveys over the Stump Lake Property; Geotronics Surveys Ltd., p. 1-14.

MINFILE #s 092ISE115, 092ISE028 and 092ISE109.

Moore, J.M., Pettipas, A.R. Meyers, T.E. and Hubner, T.B., (1990): Geology and Mineral Occurrences of the Nicola Lake Region (92I/SE); B.C. Ministry of Energy, Mines and Petroleum Resources, Open File 1990-27.

Reeve A. F., 1973: Geological Report on the Mary Reinolds Silver Prospect. B.C. Assessment Report # 4412.

Shevchenko G. 1988: Geological, Geochemical and Geophysical Surveys on the JL1, JL2 and KL1 Claims and the Mary Reinolds/Gold Cup, Robert Dunsmuir Reverted Grants. Assessment Report # 18714.

21. CERTIFICATE OF QUALIFICATIONS

I, Bohumil (Boris) Molák, Ph.D., P.Geo., do hereby certify that:

1. I am a Professional Geoscientist residing at 6240 Constable Drive, Richmond, BC, V7E 3Y2, Canada.

2. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (License No.28600) in good standing.

3. I graduated from the Comenius University, Czechoslovakia, with a Bachelor of Science (Mgr.) in Economic Geology in 1970. From the same university I obtained in 1980 the degree Master of Science in Economic Geology (RNDr.) and in 1990 the degree Doctor of Philosophy (CSc.). I have practiced my profession continuously since 1970.

4. Since 1970 I have been involved in geological research, prospecting, and exploration for precious, base and other metals, industrial minerals and hydrocarbons in Slovakia, Zambia, Cuba, Guinea, Canada, Chile and Argentina.

5. Since July 31, 2003 until present I am a self-employed consulting geologist.

6. I conducted the exploration work on the Stump Lake Property between June 24 and October 7, 2004.

7. I am the Qualified Person for the purposes of National Instrument 43-101 and am responsible for all sections of this report. The sources of all information not based on personal examination are quoted in the report. The information provided by other parties is to the best of my knowledge and experience correct.

8. As of the date of this Statement I am not aware of any material fact or material change with respect to the subject matter of this report that is not reflected in this report, the omission of which would make the report misleading.

9. I am independent of Maximum Ventures Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101, Standards of Disclosure for Mineral Projects and Form 43-101F1, Technical Reports and this report has been prepared in compliance with NI 43-101 and Form 43-101F1 and in conformity with generally accepted Canadian mining industry practice.

Dated at Vancouver, BC, Canada, this 16th day of November, 2004.
Amended on December 12, 2005

APPENDIX I

TRENCH, PIT AND SHAFT LOGS

TRENCH, PIT/SHAFT LOGS

Trench # 1

Coordinates: 689417E; 5578803N; Asl.;Length: 12.30m; Width: 0.7m; Azimuth: 102°

#	From (m)	To (m)	Quartz vein		Sulphides	Description
82201	2.00	3.00				Sil;Sh;Al;Wth;Lim;Ca-Inf;
82202	3.00	4.00			SM;SC;D	Al;Wth;Sil; Lim
82203	4.00	5.00			SM;SC;D	Al;Wth;Sil; Lim
82204	5.00	6.00				Al;Wth;Sil; Lim
82205	6.00	7.00				Al;Wth;Sil; Lim
82206	7.00	8.00				Al;Wth;Sil; Lim
82207	8.00	9.00				Al-Crb-Lim-And
82208	9.00	10.00				Al-Crb-Lim-And

Trench # 2

Coordinates: 689387E; 5578749N; 1060Asl.;Length: 12.00m; Width: 0.6-1.50m; Azimuth: 10 °

#	From (m)	To (m)	Quartz vein		Sulphides	Description
82209	2.00	3.00				Al;Wth;Sil; Lim
82210	3.00	4.00				Al;Wth;Sil; Lim/Gr-Porph-And
82211	4.00	5.00				Al;Wth;Sil; Lim
82212	5.00	6.00				Al;Wth;Sil; Lim
82213	6.00	7.00				Al;Wth;Sil; Lim
82214	7.00	8.00			SM;SC;D	Gr-Q/Br-Mbr
82215	8.00	9.00				Al-Gr-Porph-And
82216	9.00	10.00			SM;SC;D	Al;Wth;Sil; Lim

Trench # 3

Coordinates: 689423E; 5578812N; 1039Asl.;Length: 8.00m; Width: 0.7m; Azimuth: 120 °;

#	From (m)	To (m)	Quartz vein		Sulphides	Description
82217	0.50	1.50				Crb Wth B-Gr And Al Ca Inf
82218	1.50	2.50				Al;Wth;Sil; Lim
82219	2.50	3.50				Al;Wth;Sil; Lim
82220	3.50	4.50				Al;Wth;Sil; Lim; QV;Sulf
82221	4.50	5.50				Al;Wth;Sil; Lim
82222	5.50	6.50				Al;Wth;Sil; Lim
82223	6.50	7.00				Al;Wth;Sil; Lim/ Al And

Trench # 4

Coordinates: 689370E; 5578738N; 1049Asl.;Length: 10.00m; Width: 0.7m; Azimuth: 130 °;

#	From (m)	To (m)	Quartz vein		Sulphides	Description
82224	1.50	2.50				Al;Wth;Sil; Lim
82225	2.50	3.50				Sh Br Q Lim; QV Sulf
82226	3.50	4.50				Sh Br Q Lim; QV Sulf
82227			2.70	2.90	SM;SC;D	QV Sulf

Trench # 5

Coordinates: 689357E; 5578725N; 1061Asl.;Length: 8.00m; Width: 0.7m; Azimuth: 115 °;

#	From (m)	To (m)	Quartz vein		Sulphides	Description
82228	2.00	3.00				Al;Wth;Sil; Lim
82229	3.00	4.00				QV Sulf
82230	4.00	5.00				Al;Wth;Sil; Lim; GQ;Sulf
82231	5.00	6.30				Crb Wth Al Ca Inf
82232			3.00	4.20	SM;SC;D	QV Sulf

Trench # 6

Coordinates: 689355E; 557707N; 1070Asl.;Length: 6.00m; Width: 0.7m; Azimuth: 120 °

82233	1.50	2.50				Gr And; GQ; Al And; Br
82234	2.50	3.50				Al;Wth;Sil; Lim; MBr
82235	3.50	4.50				Al;Wth;Sil; Lim; MBr
82236	4.50	5.50				Br Mbr; Q Sulf
82237			5.10	5.20	SM;SC;D	GQ Sulf

Trench # 7

Coordinates: 689336E; 5578696N; 1052Asl.;Length: 3.5m; Width: 0.7m; Azimuth: 110 °

82238	0.50	1.50				G Gr Porph And; Al Sil Lim And
82239	1.50	2.50				Al Sil Lim And D Sulf
82240	2.50	3.50	3.4	3.5		Al;Wth;Sil; Lim; QV Br GQ;Sulf

Trench # 8

Coordinates: 689343E; 5578637N; 1064Asl.;Length: 6.0m; Width: 0.7m; Azimuth: 105 °

82241	0.00	1.00				R-B-Al-Rk/G-And
82242	1.00	2.00				Al-Crb-Lim-And
82243	2.00	3.00				Al-Crb-Lim-Sph Br; Al And Ca Inf

Trench # 9

Coordinates: 689448E; 5578946N; 1064Asl.;Length: 4.5m; Width: 0.7m; Azimuth: 80 °

	0.00	1.00				Alt And
82244	1.00	2.00				Crb Al Sil Lim Ca Q Vt
82245	2.00	3.00	2.00	2.50	SM;SC;D	Q Mbr Alt And
	3.00	4.50				Sil And

Trench # 10

Coordinates: 689455E; 5578961N; 1060Asl.;Length: 12.5m; Width: 0.7m; Azimuth: 105 °

	0.00	12.50				So
82246			1.60	1.65	SM;SC;D	Al;Wth;Sil; Lim

Trench # 11

Coordinates: 689535E; 5579005N; 1058Asl.;Length: 14.5m; Width: 0.7m; Azimuth 295 °

	0.00	2.00				Wth And
82251	2.00	3.00				Al Crb Lim Sph Br Ca Inf D Sulf
82252	3.00	4.00	3.00	4.40	SM;SC;D	B Al Sil Lim G Q D Sulf
82253	4.00	5.00				B Al Sil Lim G Q D Sulf
82254	5.00	6.00				Al Sil Lim Q Vt D Sulf
82255	6.00	7.00				Al Sil Lim Q Vt D Sulf
82256	7.00	8.00				Al Sil Lim Q Vt D Sulf
82257	8.00	9.00				Al Sil Lim Q Vt D Sulf
82258	9.00	10.00	9.30	9.40	SM;SC;D	Al Sil Lim Q Vt D Sulf
82259	10.00	11.00				Al Sil Lim Mbr Q Vt D Sulf
82260			9.30	9.40		Q V D Sulf
82261			10.20	10.25	SM;SC;D	Q V D Sulf
82262			10.70	10.80	SM;SC;D	Q V D Sulf
82263	11.00	12.00				G Sil Al And Q V D Sulf
82264			11.00	11.10	SM;SC;D	Q V D Sulf

Trench # 12

Coordinates: 689549E; 5579028N; 1072Asl.;Length: 18.5m; Width: 0.7m; Azimuth: 120°

	0.00	18.50			So

Trench # 13

Coordinates: 689899E; 5579465N; 1072Asl.;Length: 7.5m; Width: 0.7m; Azimuth: 102°

	0.00	3.00			Crb Wth Lim B And
82247			1.70	1.80	Alt And D Sulf
82248	3.00	4.00			Crb Wth Lim B And
82249	4.00	5.00			Crb Wth Lim B And
82250	5.00	6.00			Crb Wth Lim B And D Sulf
	6.00	7.50			Crb Wth Lim B And
82268	dum				G Q D Sulf

Trench # 14

Coordinates: 689991E; 5578745N; 1082Asl.;Length: 9.0m; Width: 0.7m; Azimuth: 55 °

	0.00	2.50			Alt And
82270	2.50	3.50			Alt And Sh Sil Rk D Sulf
82271	3.50	4.50			Sh Sil Rk D Sulf
	4.50	9.00			So

Trench # 15

Coordinates: 688993E; 5578761N; 1092 Asl.; Width: 0.7; Length 18.0 m, Depth 1.5m, Azimuth 260°

	0.00	18.00			So

Trench # 16

Coordinates: 689005E; 5578864N; 1092 Asl.; Width: 0.7m; Length 9.5 m, Depth 1.5m, Azimuth 55 °.

	0.00	2.00			Alt And Ca Inf
82274	2.00	3.00			Al Sil Lim Br Alt And Bl Mf Q Vt D Sulf
82275	3.00	4.00			Al Sil Lim Q Vt
82276	4.00	5.00			Al Sil Lim Q Vt D Sulf
82277	5.00	6.00			Al Sil Lim Br Q Vt D Sulf
82278	6.00	7.00			Al Sil Lim Br Q Vt D Sulf
82279	7.00	8.00			Al Sil Lim Q Vt D Sulf
	8.00	9.50			Al And

Trench # 17

Coordinates: 689993E; 5578846N; 1095 Asl.; Width: 0.7m; Length 8m; Depth 1.5m, Azimuth 110°.

	0.00	2.50			Al Crb And
82280	2.50	3.50			Bl Maf Rk Q V Br D Sulf
	3.50	7.00			Al And
82281	7.00	8.00			Al Sil Lim Al And
82282	7.50	8.00			Sil Rk Q D Sulf
82283			3.10	3.30	Sil Rk Q D Sulf

Trench # 18

Coordinates: 689013E; 5578873N; 1099 Asl.; Width: 0.7m; Length 11.0m; Depth 1.5m, Azimuth 120 °.

	0.00	1.50			Al And
82284	1.50	2.50			Al Sil Lim Sh Br Q Vt D Sulf Mal

82285	2.50	3.50				G Q Br D Sulf
82286	3.50	4.50				Al Sil Lim Sh Br Sph G Q D Sulf
82287	1.50	2.50			chips+sulf	Al Sil Lim Sh Br Sph G Q D Sulf
	4.50	7.50				Al And
	7.50	11.00				So

Trench # 19

Coordinates: 688994E; 5578726N; 1088 Asl.; Width: 0.7m; Length 7m; Depth 1.5m, Azimuth 60 °.

82288	0.00	1.00				Al And G Q D Sulf
82289	1.00	2.00				Al Sil Lim Sh Br G Q D Sulf Mal
82290	2.00	3.00				Al Sil Lim Sh Br Q Vt D Sulf Mal
82291	3.00	4.00				Al Sil Lim Sh Q Vt D Sulf Mal
82292	4.00	5.00				Al Sil Lim Br Mbr Q Vt D Sulf Ca Inf
82293	5.00	6.00				Al Sil Lim Br MbrQ Vt D Sulf
	6.00	7.00				Crb Rk So
82294			0.10	1.00	SM;SC;D	G Q D Sulf
82295	3.50	4.50				Al Sil Lim Sh Q Vt D Sulf Mal

Trench # 20

Coordinates: 689207E; 5578551N; 1055 Asl.; Width: 0.7m; Length 4.5m; Depth 1.5m, Azimuth 295°.

82296	0.00	1.00				Al Sil Lim Sh Br Q Vt D Sulf
82297	1.00	2.00				Al Sil Lim Sh Br Q Vt D Sulf
82298	2.00	3.00				Al Sil Lim Sh Br Q Vt D Sulf
82299	3.00	4.00				Al Sil Lim Sh Br Q Vt D Sulf
82300	4.00	4.50				Al Sil Lim Sh Br Q Vt D Sulf

Trench # 21

Coordinates: 689171E; 5578206N; 992 Asl.; Width: 0.7m; Length 4m; Depth 1.5m, Azimuth 55 °.

	0.00	1.50				Crb Alt Sh Wth And
82301	1.50	2.50				Al Sh Sil And Q Vt D Sulf Ca Inf
	2.50	4.00				Crb Alt Sh Wth And

Trench # 22

Coordinates: 689190E; 5578221N; 1003 Asl.; Width: 0.7m; Length: 5m; Depth 1.5m, Azimuth 335 °

	0.00	0.50				Al Sh Sil And
82302	0.50	1.50				Al Sil Lim Sh Q Vt D Sulf
82303	1.50	2.50				Al Sil Lim Sh Q Vt D Sulf
82304	2.50	3.00				Al Sil Lim Sh Q Vt D Sulf
	3.00	5.00				Al Sh Sil And

Old Northern Pit

Coordinates: 689891E; 5579475N; 1064Asl.;Diameter: 4.00m; Depth: 2.5m

82265	0.00	1.00				Crb Al Sh Sil And
82266	1.00	2.00				Al Sh Sil And Q Vt
82267	2.00	3.00				Al Sh Sil And Q Vt
82269			?	?		G Q V D Sulf

Western Shaft

Coordinates: 688998E; 5578733N; 1066 Asl.; Width: 2.5m; Depth 4.0m.

82272	0.00	1.00				Al Sh Sil And Q Vt
82273	1.00	2.00				Al Sh Sil And Q Vt

Southern Showing

Coordinates: 688883E, 5577581N, 994m asl.

82305						Al Sil Lim Sh Q Vt D Sulf
82306						Al Sil Lim Sh Q Vt D Sulf
82307						Al Sil Lim Sh Q Vt D Sulf
82308						Al Sil Lim Sh Q Vt D Sulf

Shaft in "Secondary" Shear Zone

Coordinates: 689359E, 5578686N, 1049m asl.

82309	0.00	1.20				Al Sil Lim Sh Q V D Sulf
82310			0.60	1.20	SM;SC;D	Al Sil Lim Sh Q V D Sulf
82311						Basalt ? (float from T 20)
82312						DDH-MR-10-89 (357')

Explanations:
Al - altered; And – andesite; B- brown; Br- breccia; Ca- calcareous; Crb – crumbled; D – disseminated; G – grey; Gr – green; Inf – infiltrations; Lim – limonitized; Mbr – microbreccia; Porph – porphyric; Q – quartz; Rk – Rock; SC – Scarce; Sh – Sheared; Sil – Silicified; SM – Small; Sulf – Sulfides; V – Vein; Vt – Veinlets; W – White; Wth – Weathered; Y – Yellow; So – Soil; Bl – Black; Mf – mafic; Mal – Malachite; lengths in meters.

APPENDIX II

STUMP LAKE PROPERTY: GRAB, CHIP AND DISCONTINUOUS CHANNEL SAMPLES DESCRIPTIONS

APPENDIX II

STUMP LAKE PROPERTY: GRAB, CHIP AND DISCONTINUOUS CHANNEL SAMPLES DESCRIPTIONS

Sample	*Easting*	*Northing*	*Type of Sample*	*Host*	*Attitudes*	*Width (m)*
01501	689395	5578430	Grab (dump)	Sh-Sil-A, Qv		
01502	689245	5578463	Grab (trench dump)	Sh-Sil-A, Qv		
01503	689095	5578530	Chip (shaft)	Sh-Sil-A, Qv	340°/90°±5°	0.15/2
01504	689330	5578382	Grab (dump)	Gos		
01505	689500	5578585	Chip channel (3.5m)	Sh- Sil-A,Qv	35°/90±5°?	0.2/~5
01506	689546	5578677	Chip channel (2.0m)	Q(Ca)v,Sh,Cl,Li	5°/80°E	0.2/~3.5
01507	689541	5578691	Chip (outcrop)	Q,Sil,Sh,Ch	30°/80°±5°SE	0.2/~3.5
01508	689619	5578786	Grab (dump)	Sil,Ch,Li,Qv		
01509	689883	5578048	Grab (float)	A-Sh-A,Qv		
01510	689320	5578290	Chip, adit	ShA,Q-Cav,Li		
01511	689253	5578269	Chip channel (1.0m)	Q(Ca)v,Sh-BrA,Li	20°/80°NW	1/~15
01512	689236	5578168	Grab (shaft dump)	ShA		
01513	689184	5578148	Chip (trench dump)	ShA,Li		?/~25
01514	689059	5578718	Chip channel (5.0m)	Sil-Ch-ShA, Q(Ca)	360°/90±5°?	?/~15
01515	689061	5578933	Grab (float)	ShA,Li		
01516	689279	5578018	Grab (shaft dump)	ShA,Li		

Abbreviations: V-vein; SZ-shear zone; Sh-sheared; Sil-silicified; A-andesite; Qv-quartz vein(s); (Ca)- minor calcite; Cl-clay; Ch-chloritized; Li-limonitized; AA-altered andesite; BrA-brecciated andesite; Gos – gossanous; Width column = vein/shearzone thickness (in m).

APPENDIX III

STUMP LAKE PROPERTY

ASSAY CERTIFICATES FOR GRAB, CHIP AND DISCONTINUOUS CHANNEL SAMPLES (#S 01501 - 01516), STANDARDS, BLANKS AND DUPLICATES

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-005 W PENDER ST
VANCOUVER BC V6C 1L6

Page 1 of 1

INVOICE NUMBER 1119404

BILLING INFORMATION

Certificate: VA04043793
Account: SXL
Date : 30-JUL-2004
Project: Stump Lake
P.O. No.:
Quote: CNM419SXL.03Q
Terms: Due on Receipt C3

Comments:

QUANTITY	ANALYSED FOR CODE	DESCRIPTION	UNIT PRICE	TOTAL
1	BAT-01	Administration Fee	24.00	24.00
10	PREP-31	Crush, Split, Pulverize	4.80	78.80
16.90	PREP-31	Weight Charge (kg) - Crush, Split, Pulverize	0.24	4.06
16	Au-AA23	Au 30g FA-AA finish	9.60	153.60
16	ME-ICP41	34 Element Aqua Regia ICP-AES	5.20	83.20
16	GEO-AR01	Aqua regia digestion	2.00	32.00
2	Ag-GRA21	Ag 30g FA-GRAV finish	11.20	22.40

SUBTOTAL (CAD) $ 396.06

GST R100038885 $ 27.72

TOTAL PAYABLE (CAD) $ 423.78

To: GOLD BRICK ENTERPRISES LTD.
ATTN: BOHUMIL MOLAK
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Please Remit Payments To :
ALS Chemex
212 Brooksbank Avenue
North Vancouver BC V7J 2C1

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - A
Total # Pages: 2 (A - C)
Finalized Date: 30-JUL-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Method	WEI-21	Au-AA23	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Recvd Wt.	Au	Ag	Al	As	B	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe
	Units	kg	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
	LOR	0.02	0.005	0.2	0.01	2	10	10	0.5	2	0.01	0.5	1	1	1	0.01
01501		1.12	0.008	<0.2	0.63	251	10	50	<0.5	<2	6.89	<0.5	35	14	161	6.62
01502		1.10	0.412	1.1	0.62	980	<10	30	<0.5	<2	8.65	<0.5	29	58	180	5.82
01503		1.34	0.345	60.9	0.47	545	<10	40	<0.5	<2	8.51	22.5	23	20	130	6.62
01504		1.08	3.92	>100	0.29	2220	<10	20	<0.5	7	1.02	79.2	3	79	7290	0.80
01505		0.88	0.060	21.7	0.68	117	<10	70	0.5	<2	7.82	<0.5	29	27	117	5.53
01506		1.10	0.815	>100	0.51	1450	<10	40	<0.5	<2	8.05	84.3	19	53	300	4.94
01507		1.22	0.400	9.0	0.60	2040	<10	30	<0.5	<2	7.84	0.7	25	16	98	5.66
01508		0.68	0.015	1.1	0.78	70	10	210	<0.5	<2	8.93	<0.5	23	27	148	5.21
01509		1.44	0.577	18.8	0.51	734	<10	30	<0.5	<2	8.52	9.0	21	48	150	4.88
01510		0.72	<0.005	0.6	1.07	97	10	60	0.6	<2	6.03	<0.5	37	39	123	5.96
01511		1.00	0.211	8.7	0.53	320	10	30	<0.5	<2	10.15	<0.5	24	30	118	6.33
01512		1.15	0.118	2.1	0.75	12	<10	30	<0.5	<2	9.27	<0.5	29	28	156	6.29
01513		0.84	0.011	0.7	0.74	104	10	180	0.5	<2	7.06	<0.5	30	24	136	5.86
01514		1.04	0.121	4.8	1.21	271	10	60	<0.5	<2	7.92	<0.5	28	53	146	6.31
01515		1.34	<0.005	<0.2	0.58	20	<10	90	<0.5	<2	7.17	<0.5	30	18	48	6.76
01516		0.88	0.025	1.4	0.73	22	<10	40	<0.5	<2	5.58	<0.5	29	25	172	6.73

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 30-JUL-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Method / Analyte / Units / LOR	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
		Ga	Hg	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr
		ppm	ppm	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm
		10	1	0.01	10	0.01	5	1	0.01	1	10	2	0.01	2	1	1
01501		<10	<1	0.37	<10	3.19	1130	<1	0.02	23	1120	6	0.77	27	22	196
01502		<10	<1	0.39	<10	3.54	2090	1	0.01	29	1620	11	1.84	9	24	329
01503		<10	1	0.37	<10	2.72	3500	1	0.01	15	1680	1005	2.01	68	20	217
01504		10	21	0.08	<10	0.37	121	3	<0.01	5	170	>10000	1.76	2230	9	46
01505		<10	<1	0.30	<10	2.47	1245	<1	0.01	17	1260	440	0.16	27	21	218
01506		<10	3	0.25	<10	1.91	1165	2	0.01	12	1010	4170	0.68	114	16	163
01507		<10	<1	0.40	<10	2.43	2050	<1	0.01	21	1020	116	1.94	34	20	170
01508		<10	2	0.39	<10	2.88	1390	1	0.01	14	1480	40	0.38	27	21	340
01509		<10	<1	0.40	<10	2.26	2170	1	<0.01	12	1330	474	2.43	57	14	176
01510		<10	1	0.98	<10	0.67	1635	8	<0.01	27	1749	17	0.02	6	36	68
01511		<10	1	0.35	<10	3.76	1490	1	0.01	21	1740	18	1.56	29	18	319
01512		<10	2	0.22	<10	3.36	1300	1	0.01	34	1340	21	0.09	4	15	198
01513		<10	1	0.51	<10	2.37	1375	<1	0.01	15	1840	9	1.16	11	15	274
01514		<10	1	0.45	<10	2.47	1585	1	0.02	19	1520	80	0.74	15	20	210
01515		<10	1	0.43	<10	2.27	1185	1	0.01	10	1580	4	0.35	3	21	470
01516		<10	<1	0.30	<10	2.97	1160	<1	0.02	17	1490	7	0.46	<2	19	172

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 30-JUL-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Au-GRA21 Au ppm 5
01501		<0.01	<10	<10	66	<10	80	
01502		<0.01	<10	<10	41	<10	69	
01503		<0.01	<10	<10	34	<10	1005	
01504		<0.01	<10	<10	18	<10	1170	4430
01505		<0.01	<10	<10	76	<10	92	
01506		<0.01	<10	<10	51	<10	2710	91
01507		<0.01	<10	<10	27	<10	92	
01508		<0.01	<10	<10	47	<10	84	
01509		<0.01	<10	<10	65	<10	477	
01510		<0.01	<10	<10	100	<10	205	
01511		<0.01	<10	<10	47	<10	96	
01512		<0.01	<10	<10	84	<10	87	
01513		<0.01	<10	<10	43	<10	86	
01514		0.04	<10	<10	73	<10	90	
01515		<0.01	<10	<10	46	<10	67	
01516		<0.01	<10	<10	100	<10	98	

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 1
Finalized Date: 30-JUL-2004
This copy reported on 19-NOV-2004
Account: SXL

QC CERTIFICATE VA04043793

Project: Stump Lake
P.O. No.:
This report is for 16 Rock samples submitted to our lab in Vancouver, BC, Canada on 12-JUL-2004.
The following have access to data associated with this certificate:

BOHUMIL MOLAK	B. MOLAK	

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
CRU-31	Fine crushing - 70% <2mm
LOG-22	Sample login - Rcd w/o BarCode
PUL-31	Pulverize split to 85% <75 um
SPL-21	Split sample - riffle splitter

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Ag-GRA21	Ag 30g FA-GRAV finish	WST-SIM
Au-AA23	Au 30g FA-AA finish	AAS
ME-ICP41	34 Element Aqua Regia ICP-AES	ICP-AES

To: GOLD BRICK ENTERPRISES LTD.
ATTN: BOHUMIL MOLAK
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
601-805 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - A
Total # Pages: 3 (A - C)
Finalized Date: 30-JUL-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Au-AA23	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
Analyte	Au	Ag	Al	As	B	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga
Units	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm
LOR	0.005	0.2	0.01	2	10	10	0.5	2	0.01	0.5	1	1	1	0.01	10
STANDARDS															
BPL-04															
BPL-04															
[illegible]															
[illegible]															
G2000		3.5	1.84	495	10	650	0.9	<2	0.42	7.2	24	71	300	3.78	10
G2000		3.2	1.84	500	<10	680	0.9	<2	0.41	7.1	24	71	304	3.80	10
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JWB-JV-1		22.8	0.62	538	<10	140	<0.5	<2	0.37	46.9	10	51	7630	3.23	<10
JWB-JV-1		22.1	0.62	497	<10	160	<0.5	12	0.37	47.8	10	48	7500	3.22	<10
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MER-03	0.711														
MER-03	0.642														
MER-03	0.680														
MER-03	0.672														
[illegible]	[illegible]														
[illegible]	[illegible]														
BLANKS															
BLANK	<0.005														
BLANK		<0.2	<0.01	<2	<10	<10	<0.5	<2	<0.01	<0.5	1	1	<1	<0.01	<10
BLANK		<0.2	<0.01	<2	<10	<10	<0.5	<2	<0.01	<0.5	<1	<1	<1	<0.01	<10
BLANK	<0.005														
BLANK															
BLANK															
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
601-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - B
Total # Pages: 3 (A - C)
Finalized Date: 30-JUL-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1	ME-ICP41 Ti % 0.01
STANDARDS																
DPL-04																
DPL-04																
G2000		1	0.41	20	0.67	571	6	0.03	279	940	662	0.77	20	7	65	0.05
G2000		2	0.42	20	0.67	573	6	0.02	288	960	666	0.28	22	6	69	0.05
JWG-JV-1		<1	0.23	10	0.13	636	90	0.13	16	200	4300	0.73	102	1	51	0.02
JWG-JV-1		2	0.24	10	0.13	696	87	0.12	15	190	4300	0.71	98	1	52	0.02
MER-03																
MER-03																
MER-03																
MER-03																
BLANKS																
BLANK																
BLANK		<1	<0.01	<10	<0.01	<5	1	<0.01	<1	<10	<2	<0.01	<2	<1	<1	<0.01
BLANK		<1	<0.01	<10	<0.01	<5	2	<0.01	<1	<10	<2	<0.01	<2	<1	<1	<0.01
BLANK																
BLANK																
BLANK																

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone 604 984 0221 Fax 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - C
Total # Pages: 3 (A - C)
Finalized Date: 30-JUL-2004
Account: 8XL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-GRA21 Ag ppm 5
							STANDARDS
BPL-04							674
BPL-04							642
[illegible]							[illegible]
[illegible]							[illegible]
G2000		<10	<10	87	<10	1265	
G2000		<10	<10	86	<10	1245	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
JWB-JV-1		<10	<10	13	<10	9490	
JWB-JV-1		<10	<10	12	<10	9880	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
MER-03							
MER-03							
MER-03							
MER-03							
[illegible]							
[illegible]							
							BLANKS
BLANK							
BLANK		<10	<10	<1	<10	<2	
BLANK		<10	<10	<1	<10	<2	
BLANK							
BLANK							<5
BLANK							<5
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - A
Total # Pages: 3 (A - C)
Finalized Date: 30-JUL-2004
Account: BXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Method / Analyte / Units / LOR	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1	ME-ICP41 Fe % 0.01	ME-ICP41 Ga ppm 10
DUPLICATES																
ORIGINAL		<0.005														
DUP		<0.005														
Target Range - Lower Bound		[illegible]														
Target Range - Upper Bound		[illegible]														
ORIGINAL			5.6	0.28	>10000	<10	20	<0.5	<2	0.04	<0.5	8	86	57	6.81	<10
DUP			5.5	0.25	>10000	<10	20	<0.5	<2	0.04	0.5	8	86	57	6.65	<10
Target Range - Lower Bound			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Target Range - Upper Bound			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
01504																
DUP																
Target Range - Lower Bound																
Target Range - Upper Bound																
01505		0.050														
DUP		0.049														
Target Range - Lower Bound		[illegible]														
Target Range - Upper Bound		[illegible]														
01511			2.7	0.53	320	10	30	<0.5	<2	10.20	<0.5	24	36	116	5.33	<10
DUP			2.6	0.52	299	<10	30	<0.5	<2	10.10	<0.5	24	37	114	5.27	<10
Target Range - Lower Bound			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Target Range - Upper Bound			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ORIGINAL		0.184														
DUP		0.132														
Target Range - Lower Bound		[illegible]														
Target Range - Upper Bound		[illegible]														

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - B
Total # Pages: 3 (A - C)
Finalized Date: 30-JUL-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04043793

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1	ME-ICP41 Ti % 0.01
								DUPLICATES								
ORIGINAL																
DUP																
ORIGINAL		<1	0.20	<10	0.03	54	13	<0.01	22	310	48	3.30	1305	1	10	<0.01
DUP		<1	0.20	<10	0.03	55	12	<0.01	25	300	48	3.29	1275	1	10	<0.01
01504																
DUP																
01506																
DUP																
01511		1	0.35	<10	3.78	1490	8	0.01	21	1740	18	1.58	28	18	319	<0.01
DUP		2	0.34	<10	3.72	1475	<1	0.01	24	1700	14	1.58	27	18	314	<0.01
ORIGINAL																
DUP																

APPENDIX IV

STUMP LAKE PROPERTY

ASSAY CERTIFICATES FOR CONTIGUOUS CHANNEL AND VEIN SAMPLES FROM TRENCHES 1 – 22, OLD SHAFTS AND PITS (#S A082201 – A082312), STANDARDS, BLANKS AND DUPLICATES

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone 604 984 0221 Fax 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 1
Finalized Date: 26-OCT-2004
This copy reported on 1-NOV-2004
Account: SXL

CERTIFICATE VA04071672

Project: Stump Lake
P.O. No.:
This report is for 112 Rock samples submitted to our lab in Vancouver, BC, Canada on 13-OCT-2004.
The following have access to data associated with this certificate:

RENEE BRICKNER	BOHUMIL MOLAK	

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
CRU-31	Fine crushing - 70% <2mm
LOG-22	Sample login - Rcd w/o BarCode
PUL-31	Pulverize split to 85% <75 um
SPL-21	Split sample - riffle splitter

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Ag-AA46	Ore grade Ag - aqua regia/AA	AAS
Au-AA23	Au 30g FA-AA finish	AAS
ME-ICP41	34 Element Aqua Regia ICP-AES	ICP-AES

To: GOLD BRICK ENTERPRISES LTD.
ATTN: BOHUMIL MOLAK
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - A
Total # Pages: 4 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1	ME-ICP41 Fe % 0.01
A082201		0.82	<0.005	<0.2	2.14	75	<10	60	<0.5	<2	2.08	<0.5	28	64	141	5.06
A082202		0.84	0.000	<0.2	1.36	80	10	100	<0.5	<2	6.78	<0.5	31	27	125	5.76
A082203		0.46	0.370	9.9	0.55	674	10	150	<0.5	<2	7.43	8.5	24	30	124	5.00
A082204		0.80	0.330	1.6	0.00	451	<10	70	0.5	<2	6.42	0.5	33	27	154	5.81
A082205		0.80	0.492	4.7	0.64	1450	10	60	0.5	<2	8.83	0.7	34	18	110	6.32
A082206		0.08	0.063	0.6	0.60	156	10	50	<0.5	<2	7.36	<0.5	25	21	132	5.67
A082207		0.04	0.014	<0.2	1.77	23	<10	120	0.5	<2	7.31	<0.5	41	31	150	6.01
A082208		0.88	0.030	0.8	1.11	130	10	100	0.5	<2	8.51	<0.5	28	25	157	5.02
A082209		0.58	0.133	0.8	0.88	363	<10	50	0.5	<2	7.62	0.6	20	61	106	6.25
A082210		0.64	0.250	1.9	1.10	441	<10	50	<0.5	<2	6.78	<0.5	35	54	104	6.20
A082211		0.04	0.293	1.1	1.18	432	<10	150	0.6	<2	0.67	0.6	33	65	114	6.47
A082212		0.80	0.080	2.6	0.71	155	10	60	<0.5	<2	6.25	<0.5	30	49	114	5.61
A082213		1.00	0.017	1.8	0.72	44	10	80	<0.5	<2	6.43	<0.5	23	44	102	4.88
A082214		0.68	0.354	8.8	0.40	600	10	110	<0.5	<2	8.04	0.8	23	18	91	4.07
A082215		0.56	0.015	0.2	1.72	22	10	120	0.6	<2	6.23	<0.5	35	53	100	6.07
A082216		0.52	0.147	1.1	1.52	200	10	120	<0.5	<2	8.03	<0.5	27	35	138	4.08
A082217		0.64	0.008	0.9	1.44	211	<10	60	<0.5	<2	7.70	<0.5	25	20	92	5.57
A082218		0.76	0.620	17.4	0.37	785	<10	70	<0.5	<2	6.29	3.0	17	26	84	4.02
A082219		0.70	0.088	1.6	0.91	325	10	110	0.5	<2	8.73	2.0	26	26	104	5.50
A082220		0.82	0.204	6.7	0.56	758	10	130	0.5	<2	7.68	0.7	30	20	152	6.22
A082221		0.47	0.076	1.0	0.81	478	10	120	0.6	<2	6.82	0.6	32	21	100	6.68
A082222		1.06	0.023	0.4	0.08	188	<10	100	0.5	<2	10.75	<0.5	30	23	158	6.09
A082223		0.82	0.009	<0.2	1.58	207	10	110	0.6	<2	5.87	<0.5	32	42	170	6.07
A082224		0.78	0.011	0.4	0.70	185	<10	800	0.8	<2	10.25	<0.5	27	35	142	5.36
A082225		0.70	0.613	22.2	0.49	898	10	410	<0.5	<2	3.16	3.3	34	32	104	5.11
A082226		0.62	0.355	17.1	1.06	1690	10	200	0.5	<2	3.68	1.6	31	30	141	6.46
A082227		0.56	0.518	78.3	0.27	358	<10	130	<0.5	<2	4.54	5.9	21	89	174	3.48
A082228		0.38	0.083	1.3	0.65	153	10	100	<0.5	<2	8.25	<0.5	18	38	65	3.71
A082229		0.00	0.112	4.0	0.78	210	10	220	<0.5	<2	0.02	<0.5	26	31	121	3.04
A082230		0.48	0.700	1.1	1.02	297	10	470	<0.5	<2	5.30	<0.5	32	33	144	6.68
A082231		0.22	0.112	3.9	1.70	472	10	100	<0.5	<2	7.38	<0.5	34	25	151	6.68
A082232		0.38	0.129	3.8	0.58	107	10	100	<0.5	<2	1.14	0.7	20	63	93	2.73
A082233		0.12	0.007	<0.2	2.03	8	10	120	<0.5	<2	7.47	<0.5	35	47	140	6.70
A082234		0.70	0.011	0.2	2.63	8	<10	90	0.5	<2	6.55	<0.5	35	50	173	7.45
A082235		0.66	0.056	2.0	0.62	102	10	240	<0.5	<2	0.07	0.0	24	14	120	4.05
A082236		0.54	0.158	7.2	0.37	227	<10	500	<0.5	<2	12.30	2.2	22	17	104	4.72
A082237		0.94	0.133	2.7	0.46	89	<10	60	<0.5	<2	7.15	0.5	20	17	186	4.08
A082238		0.38	0.014	0.2	1.78	56	10	130	0.5	<2	5.41	<0.5	30	40	152	7.31
A082239		0.84	0.071	0.4	0.64	242	<10	270	<0.5	<2	10.70	<0.5	29	25	75	6.10
A082240		0.58	1.545	6.0	0.57	1050	<10	60	<0.5	<2	0.61	2.8	20	36	65	4.90

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - B
Total # Pages: 4 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1
A082201		10	<1	0.11	<10	1.82	1035	1	0.02	18	1710	3	0.01	3	22	84
A082202		<10	<1	0.26	<10	1.08	1200	<1	0.02	17	1740	4	0.02	6	20	98
A082203		<10	1	0.30	<10	1.28	1015	1	0.01	20	1200	265	0.30	38	17	108
A082204		<10	<1	0.29	<10	1.55	1310	1	0.01	25	1420	11	0.12	30	23	120
A082205		<10	1	0.38	<10	1.08	1780	1	0.01	25	1400	18	0.58	27	21	112
A082206		<10	<1	0.34	<10	2.05	1200	<1	0.01	25	980	9	0.27	16	19	185
A082207		<10	<1	0.22	<10	2.03	1878	<1	0.02	30	1220	3	0.02	5	22	291
A082208		<10	<1	0.29	<10	2.07	1880	1	0.02	28	1080	8	0.05	8	10	179
A082209		<10	1	0.20	<10	2.83	1700	<1	0.01	22	1300	15	0.08	7	27	188
A082210		<10	<1	0.28	<10	2.18	1635	<1	0.01	27	1430	8	0.67	15	23	183
A082211		<10	1	0.33	<10	2.08	1676	<1	0.01	28	1720	7	0.84	19	27	168
A082212		<10	<1	0.22	<10	2.07	1305	<1	0.01	27	1370	4	0.15	6	28	128
A082213		<10	1	0.15	<10	3.12	1175	<1	0.02	19	1120	9	0.19	5	21	127
A082214		<10	1	0.24	<10	1.84	1070	<1	0.01	18	950	358	0.48	23	18	138
A082215		<10	<1	0.27	<10	1.61	1190	<1	0.02	21	1700	8	0.02	4	24	184
A082216		<10	<1	0.23	<10	1.98	940	<1	0.02	17	1840	5	0.25	13	18	277
A082217		<10	<1	0.23	<10	1.79	1320	<1	0.02	19	1080	2	0.09	6	18	140
A082218		<10	<1	0.22	<10	1.90	1056	1	0.01	13	1020	152	0.16	38	14	170
A082219		<10	1	0.28	<10	2.02	1670	1	0.01	23	1560	20	0.04	18	21	116
A082220		<10	<1	0.30	<10	1.71	2230	<1	0.01	21	1540	112	0.42	50	20	142
A082221		<10	1	0.36	<10	1.07	1810	1	0.01	23	1820	7	0.05	18	22	122
A082222		<10	<1	0.37	<10	1.77	1670	1	0.01	34	1370	11	0.02	12	20	178
A082223		<10	<1	0.41	<10	1.22	1240	<1	0.02	29	1180	6	0.15	18	27	99
A082224		<10	<1	0.13	<10	2.13	1300	<1	0.01	20	1720	10	0.07	9	24	118
A082225		<10	<1	0.25	<10	0.75	1040	1	0.01	29	1270	546	0.48	23	18	76
A082226		<10	<1	0.65	<10	0.78	2840	<1	0.01	31	1980	33	0.64	24	23	81
A082227		<10	<1	0.14	<10	1.80	1130	1	0.01	18	380	4800	1.02	70	8	101
A082228		<10	<1	0.36	<10	1.33	754	1	0.01	12	840	13	0.34	10	8	335
A082229		<10	1	0.50	<10	0.24	334	1	<0.01	18	1100	10	0.30	16	9	31
A082230		<10	<1	0.48	<10	1.23	1295	<1	0.01	23	1530	7	0.17	14	23	104
A082231		<10	<1	0.60	<10	1.89	1630	<1	0.01	20	1780	8	0.37	15	25	138
A082232		<10	<1	0.37	<10	0.28	322	1	<0.01	18	830	9	0.67	14	8	34
A082233		10	<1	0.34	<10	2.40	1225	<1	0.03	22	1580	8	0.09	3	25	200
A082234		10	<1	0.23	<10	1.34	1160	<1	0.02	28	1760	7	0.02	6	31	106
A082235		<10	<1	0.32	<10	1.81	1180	<1	0.01	20	1400	14	0.12	20	17	133
A082236		<10	1	0.24	<10	3.33	1370	<1	0.01	21	860	366	0.35	34	12	212
A082237		<10	<1	0.38	<10	2.21	1045	<1	0.01	8	1200	8	0.22	45	15	204
A082238		<10	<1	0.42	10	1.40	1270	<1	0.02	28	2070	2	0.06	8	31	152
A082239		<10	1	0.23	<10	2.24	1330	1	0.01	20	1420	9	0.07	8	17	188
A082240		<10	<1	0.25	<10	2.43	1270	<1	0.01	17	920	42	0.22	18	13	200

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone 604 984 0221 Fax 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L8

Page: 2 - C
Total # Pages: 4 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-AA46 Ag ppm 1
A082201		0.01	<10	<10	182	<10	81	
A082202		<0.01	<10	<10	110	<10	103	
A082203		<0.01	<10	<10	84	<10	808	
A082204		<0.01	<10	<10	70	<10	103	
A082205		<0.01	<10	<10	55	<10	130	
A082206		<0.01	<10	<10	67	<10	69	
A082207		0.01	<10	<10	138	<10	67	
A082208		<0.01	<10	<10	82	<10	71	
A082209		0.01	<10	<10	151	<10	109	
A082210		0.02	<10	<10	81	<10	78	
A082211		<0.01	<10	<10	93	<10	104	
A082212		<0.01	<10	<10	125	<10	92	
A082213		<0.01	<10	<10	121	<10	102	
A082214		<0.01	<10	<10	42	<10	52	
A082215		0.08	<10	<10	130	<10	85	
A082216		0.08	<10	<10	88	<10	67	
A082217		<0.01	<10	<10	97	<10	86	
A082218		<0.01	<10	<10	40	10	236	
A082219		<0.01	<10	<10	110	<10	261	
A082220		<0.01	<10	<10	74	10	88	
A082221		<0.01	<10	<10	104	10	98	
A082222		<0.01	<10	<10	97	<10	213	
A082223		0.01	<10	<10	96	<10	88	
A082224		0.01	<10	<10	125	<10	146	
A082225		<0.01	<10	<10	64	<10	212	
A082226		<0.01	<10	<10	103	<10	112	
A082227		<0.01	<10	<10	33	<10	108	
A082228		<0.01	<10	<10	50	<10	54	
A082229		<0.01	<10	<10	42	<10	41	
A082230		<0.01	<10	<10	108	<10	64	
A082231		<0.01	<10	<10	117	<10	74	
A082232		<0.01	<10	<10	31	<10	34	
A082233		0.02	<10	<10	169	<10	102	
A082234		0.02	<10	<10	251	<10	90	
A082235		<0.01	<10	<10	80	<10	84	
A082236		<0.01	<10	<10	53	<10	105	
A082237		<0.01	<10	<10	31	<10	89	
A082238		0.04	<10	<10	235	<10	97	
A082239		<0.01	<10	<10	88	<10	93	
A082240		<0.01	<10	<10	63	<10	380	

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - A
Total # Pages: 4 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1	ME-ICP41 Fe % 0.01
A082241		0.02	0.090	0.2	1.48	134	<10	60	0.5	<2	6.78	<0.5	30	66	162	5.06
A082242		0.82	0.028	0.3	1.94	104	<10	100	0.5	<2	7.78	<0.5	31	62	102	5.[illegible]
A082243		0.88	0.801	10.4	0.74	1035	10	340	0.5	<2	9.28	1.8	27	21	120	6.78
A082244		0.72	0.401	2.0	0.61	853	10	130	<0.5	<2	7.66	<0.5	31	40	91	6.20
A082245		0.70	0.082	0.0	1.47	186	10	240	<0.5	<2	7.07	<0.5	35	113	130	6.60
A082246		0.86	0.180	2.0	0.78	460	10	80	<0.5	<2	6.36	<0.5	30	60	126	5.27
A082247		0.96	0.031	0.4	0.95	370	10	30	<0.5	<2	7.35	<0.5	38	93	182	5.30
A082248		0.80	0.253	1.0	1.36	1120	10	110	<0.5	<2	5.01	0.6	31	74	133	6.38
A082249		0.50	0.908	5.7	0.72	2570	10	60	<0.5	<2	7.05	27.8	29	63	100	5.06
A082250		0.65	0.008	0.6	1.34	137	20	140	<0.5	<2	6.66	<0.5	31	66	168	5.72
A082251		0.46	0.578	1.1	0.88	731	10	100	<0.5	<2	7.86	<0.5	18	38	76	4.94
A082252		0.56	0.081	1.6	0.70	477	10	220	0.6	<2	7.49	<0.5	26	23	174	5.03
A082253		0.38	0.006	<0.2	1.29	150	10	200	0.8	<2	5.85	<0.5	26	40	146	6.30
A082254		0.92	0.030	0.7	0.57	203	10	140	<0.5	<2	10.90	<0.5	24	19	141	5.87
A082255		0.60	0.038	0.2	0.59	227	10	100	<0.5	<2	7.48	<0.5	30	15	130	6.17
A082256		0.82	0.086	0.3	0.57	504	10	150	<0.5	<2	7.45	<0.5	23	19	112	5.25
A082257		1.02	0.302	0.8	0.65	851	10	170	<0.5	<2	7.78	<0.5	22	21	89	5.52
A082258		0.78	0.284	0.0	0.65	770	10	330	<0.5	<2	7.37	<0.5	24	22	90	5.65
A082259		0.56	0.667	1.2	0.67	668	10	60	0.5	<2	6.67	<0.5	26	18	139	6.44
A082260		0.82	0.154	0.8	0.55	375	10	90	<0.5	<2	6.49	<0.5	23	18	70	5.17
A082261		0.04	1.070	1.7	0.67	1530	<10	50	0.5	<2	5.85	<0.5	22	20	120	6.10
A082262		0.08	2.66	6.2	0.30	1440	<10	30	<0.5	<2	4.74	<0.5	22	34	124	6.80
A082263		0.72	0.007	<0.2	1.06	207	<10	60	<0.5	<2	7.29	<0.5	10	72	100	4.56
A082264		0.90	0.147	0.3	0.54	306	<10	40	<0.5	<2	8.66	<0.5	18	45	118	4.07
A082265		1.22	1.670	2.6	0.61	3820	10	40	<0.5	<2	7.40	8.1	18	37	58	4.13
A082266		1.86	0.208	2.4	1.02	1225	10	70	<0.5	<2	7.42	<0.5	24	62	104	5.44
A082267		1.06	0.779	5.5	0.38	1915	10	30	<0.5	<2	6.08	<0.5	13	47	31	3.08
A082268		1.28	0.206	1.0	0.77	726	70	60	<0.5	<2	8.74	<0.5	31	51	144	6.13
A082269		1.58	1.185	0.8	0.50	6000	10	60	<0.5	<2	7.63	<0.5	30	30	96	6.04
A082270		0.92	0.037	1.2	1.25	180	<10	300	<0.5	<2	6.64	0.5	30	120	102	5.61
A082271		0.34	0.077	2.1	0.80	154	10	290	<0.5	<2	0.77	<0.5	25	82	74	5.00
A082272		0.39	<0.005	<0.2	1.84	10	<10	110	<0.5	<2	11.25	<0.5	20	128	83	3.74
A082273		1.28	0.110	30.0	1.16	182	<10	120	0.5	<2	7.87	9.9	20	118	150	5.69
A082274		0.18	0.055	2.7	1.38	315	<10	140	0.5	<2	7.64	<0.5	20	71	138	6.74
A082275		0.47	0.019	0.5	1.00	73	<10	90	0.6	<2	8.29	<0.5	20	48	140	5.04
A082276		0.72	0.014	<0.2	1.20	8	<10	130	<0.5	<2	7.86	<0.5	24	54	118	5.07
A082277		0.62	<0.005	0.4	0.69	60	<10	160	0.8	<2	16.4	<0.5	16	20	104	5.56
A082278		0.46	<0.005	0.2	0.30	36	<10	1700	0.5	<2	18.4	<0.5	7	14	78	4.10
A082279		0.48	0.016	1.7	1.28	168	10	700	<0.5	<2	9.68	<0.5	25	41	125	5.43
A082280		0.82	0.260	6.0	0.76	450	<10	280	0.6	<2	12.60	<0.5	18	27	68	5.61

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - B
Total # Pages: 4 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1
A082241		<10	1	0.19	<10	1.33	1100	1	0.02	22	1060	5	0.06	11	24	158
A082242		<10	1	0.25	<10	1.87	1390	<1	0.03	23	1820	<2	0.10	6	23	213
A082243		<10	1	0.34	<10	1.44	2000	2	0.02	21	1380	30	0.07	33	16	172
A082244		<10	<1	0.36	<10	2.66	2060	2	0.01	45	1260	13	1.66	30	23	254
A082245		<10	2	0.34	<10	3.45	1435	<1	0.02	51	1160	2	0.18	12	27	231
A082246		<10	<1	0.39	<10	2.71	1650	2	0.02	59	1020	10	0.46	44	31	280
A082247		<10	<1	0.20	<10	2.80	1415	<1	0.02	37	1260	8	0.31	23	38	146
A082248		<10	<1	0.47	<10	2.81	2050	<1	0.02	27	1160	38	0.62	26	20	172
A082249		<10	<1	0.42	<10	2.50	6360	<1	0.02	28	880	150	1.28	50	28	208
A082250		<10	1	0.49	<10	3.17	1300	<1	0.03	27	1070	4	0.38	16	24	188
A082251		<10	1	0.30	<10	3.27	1370	<1	0.04	22	1080	10	0.78	29	13	166
A082252		<10	1	0.41	<10	2.23	1225	1	0.02	23	1520	10	0.28	33	23	148
A082253		<10	1	0.49	<10	1.70	1505	<1	0.01	24	2140	4	0.11	13	26	146
A082254		<10	<1	0.35	<10	3.83	1525	<1	0.02	15	1830	3	0.16	30	10	310
A082255		<10	<1	0.35	<10	2.11	1345	<1	0.01	21	1740	5	0.16	15	24	228
A082256		<10	1	0.36	<10	2.21	1210	<1	0.02	15	1880	4	0.34	36	24	207
A082257		<10	2	0.33	<10	1.62	1340	<1	0.02	16	1400	9	0.39	35	21	170
A082258		<10	1	0.40	<10	1.62	1475	1	0.01	24	1730	9	0.82	33	24	174
A082259		<10	<1	0.40	<10	1.09	1600	<1	0.02	16	1580	11	0.70	83	73	182
A082260		<10	1	0.36	<10	2.11	1270	<1	0.02	14	1480	6	0.75	25	23	209
A082261		<10	1	0.38	<10	1.86	1505	<1	0.01	18	1450	13	1.01	61	24	162
A082262		<10	1	0.18	<10	1.50	1305	1	0.01	20	850	18	1.57	60	12	91
A082263		<10	<1	0.25	<10	2.77	1205	<1	0.02	31	1380	3	0.64	28	73	240
A082264		<10	1	0.30	<10	3.27	1425	1	0.02	26	1340	9	1.30	35	25	205
A082265		<10	1	0.28	<10	2.37	2410	<1	0.01	18	780	72	0.80	35	20	199
A082266		<10	1	0.34	<10	3.20	2330	<1	0.02	24	1250	21	0.54	22	26	213
A082267		<10	<1	0.22	<10	1.92	1775	<1	0.01	12	1250	58	0.25	40	16	158
A082268		<10	<1	0.34	<10	4.04	1800	<1	0.01	27	980	14	1.22	33	30	239
A082269		<10	1	0.38	<10	3.63	1085	<1	0.02	28	910	13	3.60	35	26	256
A082270		<10	1	0.65	<10	2.23	1095	<1	0.02	43	1280	12	0.40	6	18	148
A082271		<10	<1	0.43	<10	2.20	1200	1	0.01	27	1260	14	0.24	5	21	144
A082272		<10	2	0.61	<10	1.96	916	<1	0.03	24	1370	5	0.26	<2	10	247
A082273		<10	<1	0.60	<10	2.72	1375	<1	0.02	43	1140	128	0.39	19	24	176
A082274		<10	3	0.42	<10	2.60	1600	<1	0.01	33	1830	19	0.10	15	33	162
A082275		<10	<1	0.23	<10	2.19	1300	<1	0.01	20	1560	11	0.21	5	20	141
A082276		<10	1	0.38	<10	2.95	1455	<1	0.01	21	1620	8	0.04	4	27	101
A082277		<10	1	0.39	<10	4.47	1620	<1	0.02	24	1060	10	0.03	5	15	201
A082278		<10	1	0.04	<10	6.38	1775	<1	0.01	22	440	11	<0.01	3	0	404
A082279		<10	1	0.01	<10	2.04	1030	<1	0.02	17	1500	7	0.68	14	20	275
A082280		<10	<1	0.22	<10	4.13	2120	1	0.02	31	1060	78	0.20	19	16	204

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone 604 984 0221 Fax 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - C
Total # Pages: 4 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Au-AA46
		Ti	Tl	U	V	W	Zn	Ag
		%	ppm	ppm	ppm	ppm	ppm	ppm
		0.01	10	10	1	10	2	1
A082241		0.08	<10	<10	184	<10	90	
A082242		0.04	<10	<10	134	<10	68	
A082243		<0.01	<10	<10	70	<10	316	
A082244		<0.01	<10	<10	40	<10	40	
A082245		0.02	<10	<10	106	10	67	
A082246		<0.01	<10	<10	60	<10	108	
A082247		<0.01	<10	<10	132	<10	85	
A082248		0.04	<10	<10	62	<10	141	
A082249		0.01	<10	<10	48	<10	1470	
A082250		0.04	<10	<10	90	<10	72	
A082251		0.03	<10	<10	48	<10	81	
A082252		<0.01	<10	<10	68	<10	70	
A082253		0.02	<10	<10	157	<10	68	
A082254		<0.01	<10	<10	73	<10	78	
A082255		<0.01	<10	<10	72	<10	71	
A082256		<0.01	<10	<10	63	<10	65	
A082257		<0.01	<10	<10	64	<10	54	
A082258		<0.01	<10	<10	59	<10	71	
A082259		<0.01	<10	<10	51	<10	99	
A082260		<0.01	<10	<10	60	<10	47	
A082261		<0.01	<10	<10	41	<10	103	
A082262		<0.01	<10	<10	35	<10	70	
A082263		0.03	<10	<10	75	<10	55	
A082264		<0.01	<10	<10	44	<10	56	
A082265		<0.01	<10	<10	36	<10	761	
A082266		0.01	<10	<10	78	<10	55	
A082267		<0.01	<10	<10	43	<10	41	
A082268		<0.01	<10	<10	89	10	78	
A082269		<0.01	<10	<10	38	<10	40	
A082270		0.06	<10	<10	62	<10	80	
A082271		0.01	<10	<10	95	<10	61	
A082272		0.15	<10	<10	91	<10	41	
A082273		0.03	<10	<10	94	<10	508	
A082274		0.04	<10	<10	222	<10	94	
A082275		0.01	<10	<10	104	<10	76	
A082276		0.02	<10	<10	176	<10	65	
A082277		0.02	<10	<10	126	<10	76	
A082278		<0.01	<10	<10	74	<10	63	
A082279		0.04	<10	<10	86	<10	69	
A082280		0.01	<10	<10	123	<10	101	

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone 604 984 0221 Fax 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 4 - B
Total # Pages: 4 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1
A082281		<10	2	0.33	<10	2.18	2380	<1	0.02	79	1880	127	0.60	23	20	156
A082282		<10	<1	0.40	<10	2.44	2050	<1	0.01	17	1440	74	0.52	30	22	235
A082283		<10	1	0.45	<10	2.69	4300	2	0.01	15	1840	215	0.82	62	22	108
A082284		<10	1	0.47	<10	2.08	1360	<1	0.02	15	1500	1150	0.30	61	20	218
A082285		<10	<1	0.65	<10	2.30	1275	<1	0.02	22	1400	6	0.13	10	10	225
A082286		<10	1	0.50	<10	2.12	1163	<1	0.02	19	1540	11	0.22	7	10	205
A082287		<10	<1	0.30	<10	2.65	1300	<1	0.02	18	1160	744	0.34	52	16	230
A082288		<10	1	0.55	<10	1.98	3400	1	0.01	23	1870	78	1.24	37	23	156
A082289		<10	<1	0.41	<10	5.34	1130	<1	0.02	205	1140	12	0.30	19	21	389
A082290		<10	<1	0.33	<10	5.81	1075	<1	0.02	342	1300	7	0.04	10	24	348
A082291		<10	<1	0.12	<10	5.61	1215	<1	0.02	334	730	12	0.08	<2	10	398
A082292		<10	<1	0.29	<10	4.02	1205	<1	0.02	96	1170	12	0.22	7	14	237
A082293		<10	<1	0.35	<10	3.61	1625	<1	0.01	89	1530	9	0.07	3	15	219
A082294		<10	<1	0.38	<10	1.27	2040	1	0.01	22	1750	60	0.79	22	17	107
A082295		<10	<1	0.32	<10	5.28	1410	<1	0.02	83	830	16	0.28	5	11	208
A082296		<10	1	0.26	<10	2.08	1075	1	0.02	77	1300	11	0.03	5	22	153
A082297		<10	<1	0.36	<10	2.08	1420	3	0.01	15	1170	24	0.06	25	16	188
A082298		<10	<1	0.35	<10	3.30	1380	2	0.01	26	1240	21	0.03	8	22	226
A082299		<10	<1	0.30	<10	2.04	1430	<1	0.02	19	1500	9	0.02	8	27	232
A082300		<10	1	0.31	<10	2.18	1440	2	0.01	20	1400	11	0.02	8	25	154
A082301		<10	<1	0.20	<10	2.68	1155	<1	0.02	20	1470	5	0.03	2	30	237
A082302		<10	<1	0.21	<10	1.80	945	<1	0.01	12	780	8	0.90	5	7	155
A082303		<10	<1	0.30	<10	1.72	1845	<1	0.01	16	1600	14	0.93	6	17	132
A082304		<10	<1	0.40	<10	0.08	1085	<1	0.01	10	1070	0	0.89	6	18	89
A082305		<10	<1	0.50	<10	2.10	1435	1	0.02	12	1800	2	0.61	2	16	252
A082306		<10	<1	0.30	<10	0.27	3080	1	0.01	32	1850	196	0.05	6	14	58
A082307		<10	<1	0.23	<10	0.51	899	1	0.01	7	890	8400	1.83	36	3	43
A082308		<10	1	0.14	<10	0.42	647	1	0.01	9	760	>10000	1.51	13	2	26
A082309		<10	1	0.21	<10	1.30	2040	3	0.01	14	700	469	0.83	35	11	106
A082310		<10	<1	0.17	<10	1.12	1310	2	0.01	12	500	165	0.70	21	7	94
A082311		<10	<1	1.20	<10	2.00	867	<1	0.03	22	1160	21	0.30	2	3	58
A082312		<10	<1	0.40	<10	3.21	1605	<1	0.02	17	1210	77	1.77	15	16	313

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone 604 984 0221 Fax 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 4 - C
Total # Pages: 4 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-AA46 Ag ppm 1
A082281		0.01	<10	<10	87	<10	252	
A082282		<0.01	<10	<10	57	<10	118	
A082283		<0.01	<10	<10	39	<10	252	
A082284		0.01	<10	<10	64	<10	325	
A082285		0.01	<10	<10	80	<10	65	
A082286		0.02	<10	<10	87	<10	72	
A082287		<0.01	<10	<10	63	<10	431	
A082288		0.01	<10	<10	83	<10	207	
A082289		<0.01	<10	<10	85	<10	88	
A082290		<0.01	<10	<10	73	<10	68	
A082291		<0.01	<10	<10	85	<10	65	
A082292		0.01	<10	<10	78	<10	63	
A082293		0.02	<10	10	140	<10	80	
A082294		0.01	<10	<10	44	<10	244	
A082295		0.01	<10	<10	80	<10	102	
A082296		0.02	<10	10	134	<10	191	
A082297		<0.01	<10	<10	67	<10	370	
A082298		<0.01	<10	<10	126	<10	249	
A082299		0.01	<10	<10	150	<10	91	
A082300		<0.01	<10	<10	120	<10	177	
A082301		0.02	<10	<10	150	<10	74	
A082302		0.01	<10	<10	45	<10	34	
A082303		0.01	<10	<10	66	<10	70	
A082304		<0.01	<10	<10	63	<10	45	
A082305		0.02	<10	<10	78	<10	85	
A082306		<0.01	<10	<10	79	20	151	
A082307		0.02	<10	<10	73	20	347	112
A082308		<0.01	<10	<10	8	<10	591	197
A082309		<0.01	<10	<10	42	<10	2200	
A082310		<0.01	<10	<10	30	<10	1640	
A082311		0.27	<10	<10	58	<10	108	
A082312		<0.01	<10	<10	58	<10	672	

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - B
Total # Pages: 5 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1	ME-ICP41 Ti % 0.01
STANDARDS																
BM-10		1	0.01	<10	0.19	2770	83	0.04	1480	80	2360	1.48	268	28	8	0.03
BM-10		<1	0.01	<10	0.19	2850	84	0.04	1510	80	2410	1.49	269	27	8	0.03
BM-10		2	0.01	<10	0.20	2820	85	0.04	1460	70	2310	1.36	258	25	8	0.03
BM-10		<1	0.01	<10	0.21	2870	91	0.04	1465	80	2400	1.44	234	26	8	0.03
[illegible]					[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]					[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
CU-106																
[illegible]																
[illegible]																
G2000		2	0.41	20	0.88	585	6	0.02	277	930	888	0.28	22	7	68	0.06
G2000		1	0.43	20	0.89	585	5	0.03	294	960	830	0.29	23	6	71	0.06
G2000		1	0.42	20	0.87	549	5	0.03	278	940	862	0.28	21	7	69	0.05
G2000		1	0.42	20	0.88	571	6	0.03	277	930	881	0.28	20	7	69	0.05
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GBM398-5																
[illegible]																
[illegible]																
OXF20																
OXF20																
OXF20																
OXF20																
[illegible]																
[illegible]																
OXK18																
OXK18																
OXK18																
OXK18																
[illegible]																
[illegible]																

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Chemex Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
601-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 2 - C
Total # Pages: 8 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ti ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-AA46 Ag ppm 1
STANDARDS							
GM-10		<10	<10	41	<10	3450	
GM-10		<10	<10	43	<10	3560	
GM-10		<10	<10	41	<10	3380	
GM-10		<10	<10	43	<10	3370	
[illegible]				[illegible]		[illegible]	
[illegible]				[illegible]		[illegible]	
CU-106							146
[illegible]							[illegible]
[illegible]							[illegible]
G2000		<10	<10	64	<10	1235	
G2000		<10	<10	68	<10	1218	
G2000		<10	<10	68	<10	1250	
G2000		<10	<10	68	<10	1235	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
GBM309-6							24
[illegible]							[illegible]
[illegible]							[illegible]
OXF28							
OXF28							
OXF28							
OXF28							
[illegible]							
[illegible]							
OXK18							
OXK18							
OXK18							
OXK18							
[illegible]							
[illegible]							

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - A
Total # Pages: 6 (A - C)
Finalized Date: 25-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1	ME-ICP41 Fe % 0.01	ME-ICP41 Ga ppm 10
BLANKS																
BLANK		<0.005														
BLANK		<0.005														
BLANK		<0.005														
BLANK			<0.2	<0.01	<2	<10	<10	<0.5	<2	<0.01	<0.5	1	<1	<1	<0.01	<10
BLANK			<0.2	<0.01	<2	<10	<10	<0.5	<2	<0.01	<0.5	<1	<1	<1	<0.01	<10
BLANK			<0.2	<0.01	<2	<10	<10	<0.5	<2	<0.01	<0.5	<1	<1	<1	<0.01	<10
BLANK			<0.2	<0.01	<2	<10	<10	<0.5	<2	<0.01	<0.5	<1	<1	<1	<0.01	<10
BLANK		<0.005														
BLANK																
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DUPLICATES																
ORIGINAL			7.7	1.79	2	<10	170	<0.5	31	1.21	0.9	9	33	6420	2.47	10
DUP			8.0	1.77	<2	<10	170	<0.5	37	1.20	1.2	10	33	6450	2.44	10
[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ORIGINAL		<0.005														
DUP		<0.005														
[illegible]		[illegible]														
[illegible]		[illegible]														
ORIGINAL		<0.005														
DUP		<0.005														
[illegible]		[illegible]														
[illegible]		[illegible]														
ORIGINAL																
DUP																
[illegible]																
[illegible]																
ORIGINAL		0.007														
DUP		0.011														
[illegible]		[illegible]														
[illegible]		[illegible]														

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
601-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - B
Total # Pages: 5 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1	ME-ICP41 Ti % 0.01
BLANKS																
BLANK																
BLANK																
BLANK																
BLANK		<1	<0.01	<10	<0.01	<5	<1	<0.01	<1	<10	<2	<0.01	2	<1	<1	<0.01
BLANK		<1	<0.01	<10	<0.01	<5	<1	<0.01	<1	<10	<2	<0.01	<2	<1	<1	<0.01
BLANK		<1	<0.01	<10	<0.01	<5	<1	<0.01	<1	<10	<2	<0.01	<2	<1	<1	<0.01
BLANK		<1	<0.01	<10	<0.01	<5	1	<0.01	1	<10	<2	<0.01	<2	<1	<1	<0.01
BLANK																
BLANK																
DUPLICATES																
ORIGINAL		<1	0.68	10	1.03	556	1	0.15	12	880	4	0.27	<2	6	62	0.22
DUP		<1	0.67	10	1.02	552	1	0.14	11	880	3	0.27	<2	6	62	0.22
ORIGINAL																
DUP																
ORIGINAL																
DUP																
ORIGINAL																
DUP																
ORIGINAL																
DUP																

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
601-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 3 - C
Total # Pages: 5 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ti ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-AA46 Ag ppm 1
BLANKS							
BLANK							
BLANK							
BLANK							
BLANK		<10	<10	<1	<10	<2	
BLANK		<10	<10	<1	<10	<2	
BLANK		<10	<10	<1	<10	<2	
BLANK		<10	<10	<1	<10	<2	
BLANK							
BLANK							<1
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DUPLICATES							
ORIGINAL		<10	<10	74	<10	74	
DUP		<10	<10	73	<10	75	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
ORIGINAL							
DUP							
[illegible]							
[illegible]							
ORIGINAL							
DUP							
[illegible]							
[illegible]							
ORIGINAL							160
DUP							172
[illegible]							[illegible]
[illegible]							[illegible]
ORIGINAL							
DUP							
[illegible]							
[illegible]							

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 4 - A
Total # Pages: 5 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description (Method / Analyte / Units / LOR)	Au-AA23 Au ppm 0.005	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1	ME-ICP41 Fe % 0.01	ME-ICP41 Ga ppm 10
DUPLICATES															
ORIGINAL	0.015														
DUP	<0.005														
Target Range - Lower Bound	[illegible]														
Upper Bound	[illegible]														
ORIGINAL	0.355														
DUP	0.362														
Target Range - Lower Bound	[illegible]														
Upper Bound	[illegible]														
A082209	0.133														
DUP	0.130														
Target Range - Lower Bound	[illegible]														
Upper Bound	[illegible]														
A082229		4.0	0.76	210	10	220	<0.5	<2	0.92	<0.5	25	31	121	3.04	<10
DUP		3.9	0.72	202	10	190	<0.5	<2	0.93	0.6	24	29	117	3.00	<10
Target Range - Lower Bound		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Upper Bound		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
A082247	0.031														
DUP	0.036														
Target Range - Lower Bound	[illegible]														
Upper Bound	[illegible]														
A082265		2.6	0.51	3920	10	40	<0.5	<2	7.40	8.1	18	37	58	4.13	<10
DUP		2.6	0.49	3850	<10	40	<0.5	<2	7.53	8.3	17	38	56	4.14	<10
Target Range - Lower Bound		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Upper Bound		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
A082287	0.779														
DUP	0.814														
Target Range - Lower Bound	[illegible]														
Upper Bound	[illegible]														
A082288		1.3	0.57	167	10	120	<0.5	<2	12.05	<0.5	22	45	84	4.53	<10
DUP		1.3	0.55	159	10	120	<0.5	<2	11.80	<0.5	22	44	85	4.44	<10
Target Range - Lower Bound		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Upper Bound		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
601-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 4 - B
Total # Pages: 5 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1	ME-ICP41 Ti % 0.01
DUPLICATES																
ORIGINAL																
DUP																
ORIGINAL																
DUP																
A082209																
DUP																
A082229		1	0.50	<10	0.24	334	1	<0.01	18	1100	18	0.30	18	8	31	<0.01
DUP		1	0.48	<10	0.24	331	<1	<0.01	17	1080	18	0.30	18	8	30	<0.01
A082247																
DUP																
A082265		1	0.28	<10	2.37	2410	<1	0.01	18	750	72	0.80	35	20	190	<0.01
DUP		<1	0.28	<10	2.37	2420	<1	0.01	18	740	71	0.77	37	20	192	<0.01
A082267																
DUP																
A082283		<1	0.37	<10	5.28	1410	<1	0.02	93	830	16	0.78	6	11	296	0.01
DUP		<1	0.32	<10	5.13	1375	1	0.02	92	800	16	0.77	6	10	296	0.01

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 4 - C
Total # Pages: 6 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-AA46 Ag ppm 1
				DUPLICATES			
ORIGINAL							
DUP							
ORIGINAL							
DUP							
A082209							
DUP							
A082229		<10	<10	42	<10	41	
DUP		<10	<10	40	<10	40	
A082247							
DUP							
A082266		<10	<10	38	<10	751	
DUP		<10	<10	38	<10	738	
A082287							
DUP							
A082795		<10	<10	80	<10	102	
DUP		<10	<10	76	<10	101	

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 6 - A
Total # Pages: 6 (A - C)
Finalized Date: 26-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	Au-AA23	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Au	Ag	Al	As	B	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga
	Units	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm
	LOR	0.005	0.2	0.01	2	10	10	0.5	2	0.01	0.5	1	1	1	0.01	10
DUPLICATES																
A082289		0.095														
DUP		0.081														
[illegible]		[illegible]														
[illegible]		[illegible]														
ORIGINAL		0.521														
DUP		0.483														
[illegible]		[illegible]														
[illegible]		[illegible]														

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 5 - B
Total # Pages: 5 (A - C)
Finalized Date: 25-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
	Analyte	Hg	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr	Ti
	Units	ppm	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm	%
	LOR	1	0.01	10	0.01	5	1	0.01	1	10	2	0.01	2	1	1	0.01

DUPLICATES

A047209
DUP

ORIGINAL
DUP

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page: 5 - C
Total # Pages: 5 (A - C)
Finalized Date: 28-OCT-2004
Account: SXL

Project: Stump Lake

QC CERTIFICATE OF ANALYSIS VA04071672

Sample Description	Method / Analyte / Units / LOR	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41	Ag-AA45
		Tl	U	V	W	Zn	Ag
		ppm	ppm	ppm	ppm	ppm	ppm
		10	10	1	10	2	1
		DUPLICATES					
A062299 DUP [illegible]							
ORIGINAL DUP [illegible]							

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1 Canada
Phone: 604 984 0221 Fax: 604 984 0218

To: GOLD BRICK ENTERPRISES LTD.
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Page 1 of 1

INVOICE NUMBER 1119404

BILLING INFORMATION

Certificate: VA04043793
Account: SXL
Date: 30-JUL-2004
Project: Stump Lake
P.O. No.:
Quote: CNM419SXL.03Q
Terms: Due on Receipt C3

Comments:

QUANTITY	ANALYSED FOR CODE	DESCRIPTION	UNIT PRICE	TOTAL
1	BAT-01	Administration Fee	24.00	24.00
16	PREP-31	Crush, Split, Pulverize	4.80	76.80
16.90	PREP-31	Weight Charge (kg) - Crush, Split, Pulverize	0.24	4.06
16	Au-AA23	Au 30g FA-AA finish	9.60	153.60
16	ME-ICP41	34 Element Aqua Regia ICP-AES	5.20	83.20
16	GEO-AR01	Aqua regia digestion	2.00	32.00
2	Ag-GRA21	Ag 30g FA-GRAV finish	11.20	22.40

SUBTOTAL (CAD) $ 396.06

GST R100938885 $ 27.72

TOTAL PAYABLE (CAD) $ 423.78

To: GOLD BRICK ENTERPRISES LTD.
ATTN: BOHUMIL MOLAK
501-905 W PENDER ST
VANCOUVER BC V6C 1L6

Please Remit Payments To:
ALS Chemex
212 Brooksbank Avenue
North Vancouver BC V7J 2C1

END